                                               Filed Pursuant to Rule 424(b)(1)
                                           Registration Statement No. 333-95837
Prospectus

                                3,300,000 SHARES

                                      LOGO

                                  COMMON STOCK

                           -------------------------

     Integrated Silicon Solution, Inc. is offering 3,300,000 shares of its common stock in a firmly underwritten offering.

     Our common stock is traded on the Nasdaq National Market under the symbol "ISSI." The last reported sale price of our common stock on the Nasdaq National Market on February 24, 2000 was $26.75 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                           -------------------------

                                                         PER SHARE       TOTAL
                                                         ---------    -----------
Offering Price.........................................   $25.50      $84,150,000
Discounts and Commissions to Underwriters..............   $ 1.47      $ 4,851,000
Offering Proceeds to ISSI..............................   $24.03      $79,299,000

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We have granted the underwriters the right to purchase up to an additional 495,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after this offering. Banc of America Securities LLC expects to deliver the shares of common stock to investors on March 1, 2000.

BANC OF AMERICA SECURITIES LLC                                     WIT SOUNDVIEW
                       GERARD KLAUER MATTISON & CO., INC.

                           -------------------------

                               February 24, 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF INTEGRATED SILICON SOLUTION, INC. COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE INTEGRATED SILICON SOLUTION COMMON STOCK.

                               TABLE OF CONTENTS

Prospectus Summary..........................................    3
Risk Factors................................................    7
Special Note Regarding Forward-Looking Statements...........   14
Use of Proceeds.............................................   15
Price Range of Common Stock.................................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Selected Consolidated Financial Data........................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operation..................................   19
Business....................................................   31
Management..................................................   42
Principal Stockholders......................................   44
Underwriting................................................   46
Indemnification of Directors and Officers...................   48
Where You Can Find More Information.........................   49
Legal Matters...............................................   49
Experts.....................................................   50
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. This prospectus contains forward-looking statements which involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. References to "we," "us," "our" and "ISSI" mean Integrated Silicon Solution, Inc. and all entities owned or controlled by Integrated Silicon Solution, Inc.

                       INTEGRATED SILICON SOLUTION, INC.

     We design, develop and market high performance memory semiconductors used in internet access devices, networking equipment, telecom and mobile communications equipment and computer peripherals. Our high speed and low power SRAMs and our low to medium density DRAMs enable customers to design products that meet the demanding connectivity and portability requirements of the data communications and wireless communications markets. Our objective is to capitalize on major trends such as the expansion of the communications and Internet infrastructure, the proliferation of wireless devices and other trends in electronics technologies.

     The ever-expanding performance requirements in electronic systems place increasing pressure on manufacturers to use sophisticated semiconductor memory architecture within their systems. Manufacturers of leading-edge internet access devices, ISP servers and networking routers and switches require high speed memory architecture and devices within their systems to meet demands for faster speed and response times. Similarly, the advent of handheld wireless communications devices, such as cellular phones and personal digital assistants, has necessitated the development of high performance memories that reduce power consumption, increase battery life and reduce size in order to maximize portability. Our goal is to be a focused supplier of high performance memories targeting the growing connectivity and communications markets.

     Our customers include industry leaders such as 3Com, Alcatel, Cisco, Ericsson, Hewlett Packard, IBM, Lexmark, Motorola, Nokia and Seagate. Due to their size and influence, these customers generally drive memory volumes in their market segment and help define the direction of future memory products. Our products offer our customers numerous benefits, including:

     - high performance and functionality;

     - high quality and reliability;

     - leading-edge designs that facilitate the development of new, advanced systems; and

     - access to advanced process technology.

     We believe our close relationship with leading silicon wafer foundries gives us access to the advanced wafer process technology required to design and manufacture high performance memories. We entered into our first development program with Taiwan Semiconductor Manufacturing Corporation (TSMC) in 1990 and with Chartered Semiconductor in 1994 and have also worked closely with United Microelectronics Corporation (UMC) since 1995. Through this collaborative strategy, we have been in the forefront in utilizing the most advanced process technology and in securing access to wafer capacity.

     We believe our ability to design and develop high performance, cost-effective products, and our collaborative development with our manufacturing partners utilizing state-of-the-art process technology gives us a competitive advantage. Our strategy is to:

     - target high growth markets and applications;

     - further penetrate industry leading customers;

     - build collaborative relationships with leading edge foundries; and

     - continually develop high performance products.

     We were founded in 1988. We own approximately 43% of a privately-held company in Taiwan (ISSI-Taiwan) which focuses on manufacturing coordination, quality assurance, product test and regional sales in the Asian market. Prior to the quarter ended March 31, 1999, our ownership of ISSI-Taiwan exceeded 50% and our financial results were consolidated with those of ISSI-Taiwan. Effective with the quarter ending March 31, 1999, we accounted for ISSI-Taiwan on the equity basis and included in our financial statements our percentage share of ISSI-Taiwan's financial results. In October 1998, we transferred our Flash memory business to a newly formed company, NexFlash Technologies, Inc. (NexFlash), and presently own approximately 33% of that company. In fiscal 1999, we accounted for NexFlash on the equity basis and included in our financial statements our percentage share of NexFlash's financial results. We also have a wholly-owned subsidiary in Hong Kong that primarily focuses on research and development and a subsidiary in China that focuses on marketing.

     We were incorporated in California in October 1988 and changed our state of incorporation to Delaware in August 1993. Our principal executive offices are located at 2231 Lawson Lane, Santa Clara, California 95054 and our telephone number is (408) 588-0800. We maintain a website on the Internet at "www.issi.com." Our website, and the information contained therein, is not a part of this prospectus.

                                  THE OFFERING

Common stock offered by ISSI..........  3,300,000 shares

Common stock to be outstanding after
  this offering.......................  23,794,564 shares

Use of proceeds.......................  For general corporate purposes, principally working capital, capital expenditures and
                                        potential investments in semiconductor wafer
                                        foundries.

Nasdaq National Market Symbol.........  ISSI

                           -------------------------

     The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999 and does not include the following:

     - 3,211,400 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $4.47 per share;

     - 732,329 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $3.76 per share;

     - 5,367,333 shares of common stock reserved for future issuance under our stock option plans; and

     - 706,822 shares of common stock reserved for sale under our employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables present our summary consolidated statement of operations data for fiscal 1995 through 1999 and the three months ended December 31, 1998 and 1999, as well as our summary consolidated balance sheet data as of December 31, 1999. Consolidated balance sheet data is presented on an actual basis and as adjusted to reflect the sale of 3,300,000 shares of common stock offered by us in this offering at a public offering price of $25.50 per share after deducting the estimated underwriting discounts and commissions and the estimated offering expenses.

                                                                                               THREE MONTHS
                                                                                                   ENDED
                                         FISCAL YEAR ENDED SEPTEMBER 30,                       DECEMBER 31,
                           ------------------------------------------------------------     -------------------
                             1995         1996         1997         1998         1999        1998        1999
                           --------     --------     --------     --------     --------     -------     -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)         (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Net sales................  $123,201     $132,039     $108,261     $131,132     $ 83,309     $26,801     $23,251
Gross profit.............    62,252       31,855       32,156        4,338       16,493       4,005       6,280
Operating income
  (loss).................    34,476       (4,683)     (10,776)     (53,053)     (14,184)     (5,390)       (546)
Net income (loss)........  $ 29,653     $  1,015     $ (7,686)    $(50,607)    $ (9,511)    $(3,965)    $   494
                           ========     ========     ========     ========     ========     =======     =======
Basic net income (loss)
  per share..............  $   1.98     $   0.06     $  (0.43)    $  (2.67)    $  (0.48)    $ (0.20)    $  0.02
                           ========     ========     ========     ========     ========     =======     =======
Diluted net income (loss)
  per share..............  $   1.80     $   0.06     $  (0.43)    $  (2.67)    $  (0.48)    $ (0.20)    $  0.02
                           ========     ========     ========     ========     ========     =======     =======
Shares used in computing:
  Basic net income (loss)
    per share............    14,945       17,457       17,748       18,940       19,633      19,418      20,378
  Diluted net income
    (loss) per share.....    16,447       18,356       17,748       18,940       19,633      19,418      22,498

                                                              AS OF DECEMBER 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 16,569     $ 95,318
Working capital.............................................    40,455      119,204
Total assets................................................   125,294      204,043
Long-term debt, including current portion...................       550          550
Stockholders' equity........................................    90,513      169,262

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

OUR OPERATING RESULTS ARE EXPECTED TO CONTINUE TO FLUCTUATE AND MAY NOT MEET PUBLISHED ANALYST FORECASTS. THIS MAY CAUSE THE PRICE OF OUR COMMON
STOCK TO DECLINE.

     Our future quarterly and annual operating results are subject to fluctuations due to a wide variety of factors, including:

     - the cyclicality of the semiconductor industry;

     - declines in average selling prices of our products;

     - oversupply of memory products in the market;

     - our failure to introduce new products and to implement technologies on a timely basis;

     - market acceptance of our and our customers' products;

     - the failure to anticipate changing customer product requirements;

     - fluctuations in manufacturing yields;

     - failure to deliver products on a timely basis;

     - disruption in the supply of wafers or assembly services;

     - changes in product mix;

     - the timing of significant orders;

     - increased expenses associated with new product introductions or process changes;

     - the ability of customers to make payments to us; and

     - increases in antidumping duties.

WE HAVE A RECENT HISTORY OF LOSSES, AND THERE CAN BE NO ASSURANCE THAT WE WILL BE ABLE TO SUSTAIN PROFITABILITY IN THE FUTURE.

     We incurred losses of $7.7 million, $50.6 million and $9.5 million in fiscal 1997, 1998 and 1999, respectively. We had net income of $494,000 for the first quarter ended December 31, 1999. Our ability to maintain profitability on a quarterly basis in the future will depend on a variety of factors, including our ability to increase our net sales, introduce new products on a timely basis, secure sufficient wafer fabrication capacity and control our operating expenses. Adverse developments with respect to these or other factors could result in quarterly or annual operating losses in the future.

OUR SALES DEPEND ON SRAM PRODUCTS, AND A DECLINE IN AVERAGE SELLING PRICES OR REDUCED DEMAND FOR THESE PRODUCTS COULD HARM OUR BUSINESS.

     A substantial majority of our net sales are derived from the sale of SRAM products, which are subject to unit volume fluctuations and declines in average selling prices which could harm our business. For example, in the three months ended June 31, 1998, our net sales decreased by 38% to $25.0 million from $40.7 million in the three months ended March 31, 1998, principally due to a decrease in unit shipments of our SRAM products. Further, we anticipate that the average selling prices of our existing products will decline over time, although the rate of decline may fluctuate for certain products. Such declines may not be offset by higher volumes or by higher prices on newer products.

WE MAY NOT BE ABLE TO COMPENSATE FOR PRICE DECREASES IN OUR PRODUCTS.

     Competitive pricing pressures due to an industry-wide oversupply of wafer capacity resulted in significant price decreases for our products during the past four years. Historically, average selling prices for semiconductor memory products have declined, and we expect that average selling prices will decline in the future. Our ability to maintain or increase revenues will depend upon our ability to increase unit sales volume of existing products and introduce and sell new products which compensate for the anticipated declines in the average selling prices of our existing products.

     Declining average selling prices will also adversely affect our gross margins and profits unless we are able to introduce new products with higher margins or reduce our cost per unit. We may not be able to increase unit sales volumes, introduce and sell new products or reduce our cost per unit.

SHIFTS IN INDUSTRY-WIDE CAPACITY MAY CAUSE OUR RESULTS TO FLUCTUATE. IN THE PAST, SUCH SHIFTS HAVE RESULTED IN SIGNIFICANT INVENTORY WRITE-DOWNS.

     Shifts in industry-wide capacity from shortages to oversupply or from oversupply to shortages may result in significant fluctuations in our quarterly or annual operating results. The semiconductor industry is highly cyclical and is subject to significant downturns resulting from excess capacity, overproduction, reduced demand or technological obsolescence. These factors can result in a decline in average selling prices and the stated value of inventory. In fiscal 1998, we recorded inventory write-downs of $23.0 million. The inventory write-downs were predominately for lower of cost or market accounting on certain of our products, primarily SRAMs, and, to a lesser extent, excess inventory.

     We also write down to zero carrying value inventory on hand in excess of six months' estimated sales volumes to cover estimated exposures, unless adjustments are made to the forecast based on management's judgments for newer products, end of life products or planned inventory increases. In making such judgments to write down inventory, management takes into account the product life cycles which can range from 6 to 24 months, the stage in the life cycle of the product, the impact of competitor's announcements and product introductions on our products, and purchasing opportunities due to excess wafer capacity.

     We believe that six months is an appropriate period because it is difficult to accurately forecast for a specific product beyond this time frame due to the potential introduction of products by competitors, technology obsolescence or fluctuations in demand. Our policy regarding excess inventory has resulted in inventory write-downs for excess inventory of

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

approximately $0, $5.4 million, and $0 for fiscal year 1999, 1998 and 1997, respectively, and recoveries of written-down inventory of approximately $0, $0, and $13.9 million in fiscal 1999, 1998 and 1997, respectively. Future additional inventory write-downs may occur due to lower of cost or market accounting, excess inventory or inventory obsolescence.

IF WE ARE UNABLE TO OBTAIN AN ADEQUATE SUPPLY OF WAFERS, OUR BUSINESS WILL BE HARMED.

     If we are unable to obtain an adequate supply of wafers from our current or any alternative sources in a timely manner, our business would be harmed. To date, our principal manufacturing relationship has been with TSMC, from which we have obtained a substantial majority of our wafers. We also receive wafers from Chartered Semiconductor and UMC. Each of our wafer foundries also supplies wafers to other integrated circuit companies, including certain of our competitors. Although we have written commitments specifying wafer capacities from our suppliers, if these suppliers experience manufacturing failures or yield shortfalls, choose to prioritize capacity for other uses or reduce or eliminate deliveries to us, we may not be able to enforce fulfillment of the delivery commitments. Additionally, we may not be able to qualify additional manufacturing sources for existing or new products in a timely manner. Moreover, it is uncertain whether additional manufacturing sources would agree to deliver an adequate supply of wafers to us.

FOUNDRY CAPACITY IS LIMITED AND WE MAY BE REQUIRED TO ENTER INTO COSTLY LONG-TERM SUPPLY ARRANGEMENTS TO SECURE FOUNDRY CAPACITY.

     If we are not able to obtain additional foundry capacity as required, our relationships with our customers would be harmed and our future sales would likely be adversely impacted. In order to secure additional foundry capacity, we have entered into and expect to enter into various arrangements with suppliers, which could include:

     - contracts that commit us to purchase specified quantities of silicon wafers over extended periods;

     - investments in foundries;

     - joint ventures;

     - other partnership relationships with foundries;

     - option payments or other prepayments to a foundry; or

     - nonrefundable deposits with or loans to foundries in exchange for capacity commitments.

     We may not be able to make any such arrangements in a timely fashion or at all, and such arrangements, if any, may not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to utilize all of that capacity or incur penalties. Such penalties may be expensive and could harm our financial results.

ANY DOWNTURN IN THE MARKETS WE SERVE WOULD HARM OUR BUSINESS.

     A majority of our products are incorporated into products such as internet access devices, networking equipment, telecommunications equipment and PC peripherals. These markets have from time-to-time experienced cyclical, depressed business conditions, often in connection with, or in anticipation of, a decline in general economic conditions. Such industry downturns have resulted in reduced product demand and declining average selling prices. Our business would be harmed by any future downturns in the markets that we serve.

WE DEPEND ON A SMALL NUMBER OF CUSTOMERS FOR A HIGH PERCENTAGE OF OUR SALES, AND THE LOSS OF A SIGNIFICANT CUSTOMER COULD CAUSE A DECLINE IN OUR PROFITS.

     Sales to 3Com accounted for approximately 12%, 20% and 19% of total net sales for the three months ended December 31, 1999 and for fiscal 1999 and fiscal 1998, respectively. Sales to Flextronics International accounted for 12% of total net sales for the three months ended December 31, 1999. As sales to these customers are executed pursuant to purchase orders and no purchasing contract exists, these customers can cease doing business with us at any time. We expect a significant portion of our future sales to remain concentrated within a limited number of strategic customers. We may not be able to retain our strategic customers, such customers may cancel or reschedule orders, or in the event of canceled orders, such orders may not be replaced by other sales. In addition, sales to any particular customer may fluctuate significantly from quarter to quarter which could harm our business.

OUR PRODUCTS ARE COMPLEX AND COULD CONTAIN DEFECTS, WHICH COULD REDUCE SALES OF THOSE PRODUCTS OR RESULT IN CLAIMS AGAINST US.

     We develop complex and evolving products. Despite testing by us and our customers, errors may be found in existing or new products. This could result in a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may also cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our products and would likely harm our business. Defects, integration issues or other performance problems in our products could result in financial or other damages to our customers or could lessen market acceptance of our products. Our customers could also seek and obtain damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

STRONG COMPETITION IN THE SEMICONDUCTOR MEMORY MARKET MAY HARM OUR BUSINESS.

     The semiconductor memory market is intensely competitive and has been characterized by an oversupply of product, price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Certain of our competitors offer broader product lines and have greater financial, technical, marketing, distribution and other resources than us. There can be no assurance that we will be able to compete successfully against any of these competitors. Our ability to compete successfully in the high performance memory market depends on factors both within and outside of our control, including:

     - real or perceived imbalances in supply and demand;

     - product pricing;

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

     - the rate at which OEM customers incorporate our products into their systems;

     - the success of our customers' products;

     - access to advanced process technologies at competitive prices;

     - product functionality, performance and reliability;

     - successful and timely product development;

     - the supply and cost of wafers;

     - achievement of acceptable yields of functional die;

     - the gain or loss of significant customers; and

     - the nature of our competitors and general economic conditions.

     In addition, we are vulnerable to technology advances utilized by competitors to manufacture higher performance or lower cost products. There can be no assurance that we will be able to compete successfully in the future as to any of these factors. Our failure to compete successfully in these or other areas could harm our business.

POTENTIAL INTELLECTUAL PROPERTY CLAIMS AND LITIGATION COULD SUBJECT US TO SIGNIFICANT LIABILITY FOR DAMAGES AND COULD INVALIDATE OUR PROPRIETARY RIGHTS.

     In the semiconductor industry, it is not unusual for companies to receive notices alleging infringement of patents or other intellectual property rights of others. We have been, and from time-to-time expect to be, notified of claims that we may be infringing patents, maskwork rights or copyrights owned by third parties. For example, for a number of years we have been corresponding with a large international semiconductor company regarding potential infringement of certain of their patents by us and certain of our patents by them. In addition, an international company purchased the patents of a defunct memory technology company and, approximately three years ago, asserted that we infringe one or more of those patents. Since that time, this company has pursued a patent claim against another memory technology company with respect to the same patents. It is unknown whether this company will reassert its claim against us at some time in the future. Other companies may pursue claims against us with respect to the alleged infringement of patents, maskwork rights, copyrights or other intellectual property owned by third parties. If it appears necessary or desirable, we may seek licenses under patents that we are alleged to be infringing. Although patent holders commonly offer such licenses, licenses may not be offered and the terms of any offered licenses may not be acceptable to us.

     The failure to obtain a license under a key patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the products utilizing the invention or to attempt to develop non-infringing products, any of which could materially and adversely affect our business and operating results. Furthermore, we may become involved in protracted litigation regarding the alleged infringement by us of third party intellectual property rights or litigation to assert and protect our patents or other intellectual property rights. Any litigation relating to patent infringement or other intellectual property matters could result in substantial cost and diversion of our resources which could harm our business.

WE HAVE SIGNIFICANT INTERNATIONAL SALES AND RISKS OF OUR INTERNATIONAL OPERATIONS COULD HARM OUR OPERATING RESULTS.

     In the three months ended December 31, 1999, approximately 53% of our net sales was attributable to customers located in the United States, 22% was attributable to customers located in Europe and 25% was attributable to customers located in Asia. In fiscal 1999, approximately 52% of our net sales was attributable to customers located in the United States, 20% was attributable to customers located in Europe and 28% was attributable to customers located in Asia. Accordingly, our future operating results will also depend on general economic conditions in Asia, the United States and our other markets. In addition, the markets for our products, which are highly cyclical, may not continue to grow. We anticipate that sales to international customers will continue to represent a significant percentage of net sales.

     We are subject to the risks of conducting business internationally, including:

     - economic conditions in Asia, particularly Taiwan;

     - changes in trade policy and regulatory requirements;

     - duties, tariffs and other trade barriers and restrictions;

     - the burdens of complying with foreign laws;

     - foreign currency fluctuations; and

     - political instability.

IF WE NEED TO MAKE PAYMENTS FOR UNUSED WAFER CAPACITY, OUR BUSINESS WILL BE HARMED.

     We have minimum wafer purchase commitments with our foundry partners in exchange for wafer capacity commitments. Should we fail to reschedule or assign unneeded capacity, we will be required to make payments for the unused capacity and our business would be harmed. We have agreed to make certain annual purchases totaling, in aggregate, approximately $9.6 million through 2001 from TSMC for additional capacity above the annual base capacity. Wafer purchases in any given year are first applied to the base capacity and then to our $9.6 million obligation. As a result, we could be forced to pay up to $9.6 million even if we do not purchase the base capacity and additional capacity for which we have contracted. We also have minimum purchase obligations to TSMC related to WaferTech LLC, a business venture in which we are an investor. We are obligated to purchase from WaferTech or TSMC a minimum of 2.3% of WaferTech's installed capacity. Although we have rights to reschedule or assign capacity to other parties, we may not be able to successfully do so.

WE DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN OUR KEY TECHNICAL AND MANAGEMENT PERSONNEL.

     Our success depends upon the continued service of key technical and management personnel, including Jimmy S.M. Lee, Chief Executive Officer and President, and on our ability to continue to attract, retain and motivate qualified personnel, particularly experienced circuit designers and process engineers. The competition for such employees is intense. We have no employment contracts or key person life insurance policies with or for any of our executive officers. The loss of the service of one or more of our key personnel could materially and adversely affect our business and operating results.

YOU WILL BE RELYING ON THE JUDGMENT OF OUR MANAGEMENT REGARDING OUR USE OF NET PROCEEDS.

     We have not designated any specific uses for the net proceeds from our sale of the common stock described in this prospectus. Rather, we expect to use the net proceeds for working capital, capital expenditures, general corporate purposes and potential investments in wafer fabrication facilities. Consequently, our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management regarding the application of the net proceeds. Our management will have the ability to change the application of the net proceeds of this offering without stockholder approval.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

     All of our outstanding shares are freely tradeable without restriction or further registration. Affiliates must sell all shares they own in compliance with the volume and other requirements of Rule 144, except for the holding period requirements. Our directors and executive officers have agreed that for a period of 90 days after the date of this prospectus, they will not directly or indirectly sell any shares of common stock without the consent of Banc of America Securities LLC. Sales of substantial amounts of common stock by our stockholders may have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

OUR STOCK PRICE IS EXPECTED TO BE VOLATILE.

     The trading price of our common stock has been and is expected to be subject to wide fluctuations in response to:

     - quarter-to-quarter variations in our operating results;

     - announcements of new products, strategic relationships or acquisitions by us or our competitors;

     - increases or decreases in wafer capacity;

     - general conditions or cyclicality in the semiconductor industry or the end markets that we serve;

     - governmental regulations, trade laws and import duties;

     - litigation;

     - new or revised earnings estimates;

     - comments or recommendations issued by analysts who follow us, our competitors or the semiconductor industry and other events or factors;

     - announcements of technological innovations by us or our competitors;

     - additions or departures of senior management; and

     - other events or factors, many of which are beyond our control.

     In addition, stock markets have experienced extreme price and trading volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many high technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus (and in the documents that are incorporated by reference) that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of our operations. Also, when we use such words as "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. You should note that an investment in our securities involves certain risks and uncertainties that could affect our future financial results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially and adversely affect our business, operating results and financial condition.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 3,300,000 shares of common stock offered by us are estimated to be $78.7 million at a public offering price of $25.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses ($90.6 million if the over-allotment option is exercised in full.) We expect to use the net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds to invest in wafer fabrication facilities with our foundry partners or to make equity investments in our foundry partners, related joint ventures or other companies. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol ISSI since our initial public offering in February 1995. The following table sets forth, for the periods indicated, the high and low sale prices per share of the common stock as reported on the Nasdaq National Market.

                                                               HIGH       LOW
                                                              -------    ------
Fiscal Year 1998
  First Quarter.............................................  $ 14.50    $ 7.00
  Second Quarter............................................  $ 12.25    $ 7.31
  Third Quarter.............................................  $ 10.75    $ 6.66
  Fourth Quarter............................................  $  7.13    $ 2.75
Fiscal Year 1999
  First Quarter.............................................  $  4.81    $ 2.50
  Second Quarter............................................  $  4.38    $ 2.28
  Third Quarter.............................................  $  6.09    $ 2.25
  Fourth Quarter............................................  $ 12.00    $ 4.72
Fiscal Year 2000
  First Quarter.............................................  $ 17.69    $ 5.47
  Second Quarter (through February 24, 2000)................  $27.125    $12.81

     On February 24, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $26.75 per share. As of December 10, 1999, there were approximately 10,300 beneficial holders of our common stock.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999
(a) on an actual basis and (b) on an as adjusted basis to give effect to the receipt by us of the estimated net proceeds from the sale of 3,300,000 shares of common stock offered by us at a public offering price of $25.50 per share:

                                                             DECEMBER 31, 1999
                                                          -----------------------
                                                           ACTUAL     AS ADJUSTED
                                                          --------    -----------
                                                              (IN THOUSANDS)
Long-term debt, less current portion....................  $    420     $    420
Stockholders' equity:
  Preferred Stock: $0.0001 par value; authorized:
     5,000,000; no shares issued and outstanding........        --           --
  Common Stock: $0.0001 par value; authorized:
     70,000,000; issued and outstanding: 20,494,564,
     actual; 23,794,564, as adjusted(1).................         2            2
Additional paid-in capital..............................   121,795      200,544
Accumulated deficit.....................................   (27,358)     (27,358)
Accumulated comprehensive income........................    (3,895)      (3,895)
Unearned compensation...................................       (31)         (31)
                                                          --------     --------
       Total stockholders' equity.......................    90,513      169,262
                                                          --------     --------
       Total capitalization.............................  $ 90,933     $169,682
                                                          ========     ========

-------------------------
(1) Based on shares outstanding as of December 31, 1999 and does not include the following:

     - 3,211,400 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $4.47 per share;

     - 732,329 shares of common stock issuable upon exercise of outstanding warrants with an exercise price of $3.76 per share;

     - 5,367,333 shares of common stock reserved for future issuance under our stock option plans; and

     - 706,822 shares of common stock reserved for sale under our employee stock purchase plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus or incorporated herein by reference. The consolidated statement of operations data and consolidated balance sheet data set forth below for each of the three years in the period ended September 30, 1999 and as of September 30, 1998 and 1999 have been derived from the audited financial statements of ISSI included elsewhere in this prospectus or incorporated herein by reference, which have been audited by Ernst & Young LLP, independent auditors. The consolidated statements of operations data and balance sheet data for the years ended September 30, 1995 and 1996 and as of September 30, 1995, 1996 and 1997 have been derived from audited financial statements not included or incorporated by reference herein. The statement of operations data and balance sheet data for the three months ended December 31, 1998 and 1999 and as of December 31, 1999 are derived from unaudited financial statements included elsewhere herein. In the opinion of management, the unaudited financial statements include all adjustments (consisting only of normal accruals) necessary for a fair presentation. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                       THREE MONTHS
                                                                                           ENDED
                                       FISCAL YEAR ENDED SEPTEMBER 30,                 DECEMBER 31,
                             ----------------------------------------------------    -----------------
                               1995       1996       1997       1998     1999(3)      1998     1999(3)
                             --------   --------   --------   --------   --------    -------   -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)    (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales..................  $123,201   $132,039   $108,261   $131,132   $ 83,309    $26,801   $23,251
Cost of sales..............    60,949    100,184     76,105    126,794     66,816     22,796    16,971
Gross profit...............    62,252     31,855     32,156      4,338     16,493      4,005     6,280
Total operating
  expenses(1)..............    27,776     36,538     42,932     57,395     30,677      9,395     6,826
Operating income (loss)....    34,476     (4,683)   (10,776)   (53,053)   (14,184)    (5,390)     (546)
Net income (loss)..........  $ 29,653   $  1,015   $ (7,686)  $(50,607)  $ (9,511)   $(3,965)  $   494
                             ========   ========   ========   ========   ========    =======   =======
Basic net income (loss) per
  share(2).................  $   1.98   $   0.06   $  (0.43)  $  (2.67)  $  (0.48)   $ (0.20)  $  0.02
                             ========   ========   ========   ========   ========    =======   =======
Diluted net income (loss)
  per share(2).............  $   1.80   $   0.06   $  (0.43)  $  (2.67)  $  (0.48)   $ (0.20)  $  0.02
                             ========   ========   ========   ========   ========    =======   =======

                                                    SEPTEMBER 30,                       DECEMBER 31,
                                 ----------------------------------------------------   ------------
                                   1995       1996       1997       1998       1999         1999
                                 --------   --------   --------   --------   --------   ------------
                                                           (IN THOUSANDS)               (UNAUDITED)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash, cash equivalents,
  restricted cash and
  short-term investments(4)....  $110,738   $ 81,460   $ 53,136   $ 35,909   $ 23,625     $ 16,569
Working capital................   120,839    107,929     75,544     32,549     42,064       40,455
Total assets...................   204,441    178,039    195,596    202,168    121,831      125,294
Long term debt, including
  current portion..............    33,888     14,534     20,101     15,466         --          550
Stockholders' equity...........   139,909    142,435    134,567     90,920     88,778       90,513

-------------------------
(1) Total operating expenses for fiscal 1998 includes $7,078 for acquired in-process technology charge.

(2) See Note 1 of "Notes to Consolidated Financial Statements" for an explanation of the basis used to calculate net income (loss) per share.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" for discussion regarding comparability of our fiscal 1999 and three months ended December 31, 1999 results.

(4) Includes restricted cash of $986, $7,023, $5,202 and $333 for the fiscal years ended September 30, 1995, 1996, 1997 and 1998, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We were founded in October 1988 and focused our initial development efforts on high performance, low cost SRAMs for PC cache memory applications. We introduced our first SRAM products in 1990 and from 1990 through 1995 we derived a majority of our sales from PC motherboard manufacturers. Due to adverse market conditions resulting primarily from over capacity for our products and a general downturn in the semiconductor industry, we experienced reduced revenues and gross margins and inventory write-downs in fiscal 1996, 1997 and 1998. In response to these conditions, we began to target our product development and sales and marketing efforts on the networking, internet access and telecommunications markets. In 1997, we also introduced our first DRAM devices which focus on very high speed and low to medium density applications. Our DRAMs are targeted at the same customers that purchase our SRAMs. As a result of our new focus, in fiscal 1999, sales of SRAMs and DRAMs to the networking, internet access and telecommunications markets represented a substantial majority of our net sales.

     In 1998, we began to reduce our ownership in ISSI-Taiwan in order to outsource our testing operations, focus on our core business in the U.S., raise capital and position ISSI-Taiwan for the possibility of an eventual public offering in Taiwan. We intend to continue to use ISSI-Taiwan for testing of wafers and testing of our memory devices, but we are also now utilizing testing services provided by other firms in Singapore and Taiwan. We expect to expand utilization of testing services from these other companies in fiscal 2000. In 1998, we also transferred our Flash memory business to a newly formed company, NexFlash, in an effort to focus on our core SRAM and DRAM operations and to reduce our expenses by obtaining outside funding for the Flash development efforts. We and NexFlash jointly own related Flash intellectual property. We intend that future development of Flash products and the sale of such products will be done through NexFlash.

     Our financial results for fiscal 1998 are presented on a consolidated basis and include the results of the operations of ISSI-Taiwan and NexFlash. In December 1998, we sold an additional 20% of our remaining interest in ISSI-Taiwan and, as a result, reduced our ownership interest in ISSI-Taiwan to approximately 43%. As a result, our balance sheet as of December 31, 1998 and our statement of operations beginning with the quarter ending March 31, 1999 reflects the accounting for ISSI-Taiwan on the equity basis and reflects our percentage share of ISSI-Taiwan's results of operations. As a result of no longer consolidating ISSI-Taiwan, there has been a significant decline in our consolidated revenue and operating expenses.

     Effective November 1998, our financial results no longer consolidate the results of NexFlash, as our ownership of NexFlash became less than 50%, and we began accounting for NexFlash on the equity basis. This change has had a minimal effect on our consolidated revenue and has resulted in a decrease in our consolidated research and development expenses.

     The following table sets forth our reported revenue from sales to unaffiliated customers by ISSI, ISSI-Taiwan and NexFlash for the periods indicated:

                                                                    THREE MONTHS
                                          FISCAL YEAR ENDED            ENDED
                                            SEPTEMBER 30,           DECEMBER 31,
                                      -------------------------    --------------
                                       1997      1998     1999     1998     1999
                                      ------    ------    -----    -----    -----
                                                     (IN MILLIONS)
ISSI................................  $ 66.2    $ 86.2    $73.3    $16.8    $23.3
ISSI-Taiwan.........................    42.1      44.9      9.7      9.7       --
NexFlash............................      --        --      0.3      0.3       --
                                      ------    ------    -----    -----    -----
  Total.............................  $108.3    $131.1    $83.3    $26.8    $23.3
                                      ======    ======    =====    =====    =====

RESULTS OF OPERATIONS

     Our historical operating results for the periods indicated as a percentage of net sales are as follows:

                                                                    THREE MONTHS
                                           FISCAL YEAR ENDED           ENDED
                                             SEPTEMBER 30,          DECEMBER 31,
                                        -----------------------    --------------
                                        1997     1998     1999     1998     1999
                                        -----    -----    -----    -----    -----
Net sales.............................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales.........................   70.3     96.7     80.2     85.1     73.0
                                        -----    -----    -----    -----    -----
Gross profit..........................   29.7      3.3     19.8     14.9     27.0
Operating expenses:
     Research and development.........   24.2     24.3     22.5     21.5     15.6
     Selling, general and
       administrative.................   15.5     14.1     14.3     13.5     13.8
     In-process technology charge.....     --      5.4       --       --       --
                                        -----    -----    -----    -----    -----
Total operating expenses..............   39.7     43.8     36.8     35.0     29.4
                                        -----    -----    -----    -----    -----
Income (loss) from operations.........  (10.0)   (40.5)   (17.0)   (20.1)    (2.4)
Interest and other income, net........    1.8     (2.6)     1.5      1.4     (0.2)
Gain on sale of investments, net......     --      8.0      3.1      4.5       --
                                        -----    -----    -----    -----    -----
Income (loss) before income taxes and
  minority interests..................   (8.2)   (35.1)   (12.4)   (14.2)    (2.6)
Provision (benefit) for income
  taxes...............................   (1.1)     3.6      0.7      2.4      0.2
                                        -----    -----    -----    -----    -----
Loss before minority interest.........   (7.1)   (38.7)   (13.1)   (16.6)    (2.8)
Minority interest in net loss of
  consolidated subsidiary.............     --      0.1      0.6      1.8       --
Equity in net income of affiliated
  companies...........................     --       --      1.1       --      4.9
                                        -----    -----    -----    -----    -----
Net income (loss).....................   (7.1)%  (38.6)%  (11.4)%  (14.8)%    2.1%
                                        =====    =====    =====    =====    =====

THREE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1998

     Net sales. Net sales consist principally of total product sales less estimated sales returns. Net sales decreased by $3.6 million to $23.3 million in the three months ended December 31, 1999 from $26.8 million in the three months ended December 31, 1998. Net sales increased by $6.5 million to $23.3 million in the three months ended December 31, 1999 from $16.8 million in the three months ended December 31, 1998, excluding the $9.7 million in sales from ISSI-Taiwan and the $0.3 million in sales from NexFlash in the December 31, 1998 period. The increase in sales was principally due to an increase in unit shipments of our SRAM products, specifically our 256K, 1024K, 32K x 32, and recently introduced 128K x 24 products, as well as increased unit shipments of 4, 8 and 16 megabit DRAM products. In addition, the average selling prices of our SRAM products generally increased in the three months ended December 31, 1999 compared to the three months ended December 31, 1998. We anticipate that the average selling prices of our existing products will generally decline over time, although the rate of decline may fluctuate for certain products. There can be no assurance that such declines will be offset by higher volumes or by higher prices on newer products.

     Sales to 3Com accounted for approximately 12% and 15% of total net sales for the three months ended December 31, 1999 and December 31, 1998, respectively. Sales to Flextronics accounted for approximately 12% of total net sales for the three months ended December 31, 1999. As sales to these customers are executed pursuant to purchase orders and no purchasing contract exists, these customers can cease doing business with us at any time. Net sales for the three months ended December 31, 1999 include approximately $0.6 million of licensing revenue. Net sales include sales of approximately $0.1 million and $1.2 million to NexFlash in the three months ended December 31, 1999 and December 31, 1998, respectively. Net sales include sales of approximately $0.5 million to ISSI-Taiwan in the three months ended December 31, 1999.

     Gross profit. Cost of sales includes the cost of wafers acquired from foundries, subcontracted package and assembly costs, costs associated with product testing, quality assurance and import duties. Gross profit increased 57% to $6.3 million in the three months ended December 31, 1999, from $4.0 million in the three months ended December 31, 1998. As a percentage of net sales, gross profit increased to 27.0% in the three months ended December 31, 1999 from 14.9% in the three months ended December 31, 1998. The increase in gross profit was principally due to an increase in unit shipments of our SRAM products, specifically our 256K, 1024K, 32K x 32, and recently introduced 128K x 24 products, as well as increased unit shipments of 4, 8 and 16 megabit DRAM products. Our gross profit for the three months ended December 31, 1999 benefited from $0.6 million of licensing revenue. In addition, the average selling prices of our SRAM products generally increased and product unit costs for certain SRAM products decreased in the three months ended December 31, 1999 compared to the three months ended December 31, 1998, resulting in higher gross margins. We believe that the average selling price of our products will generally decline over time and, unless we are able to reduce our cost per unit to the extent necessary to offset such declines, the decline in average selling prices will result in a material decline in our gross margin. In addition, product unit costs could increase if suppliers raise prices, which could result in a material decline in our gross margin. Although we have product cost reduction programs in place for certain products that involve efforts to reduce internal costs and supplier costs, there can be no assurance that product costs will be reduced or that such reductions will be sufficient to offset the expected declines in average selling prices. We do not believe that such cost reduction efforts are likely to have a material adverse impact on the quality of our products or the level of service provided by us.

     Research and development. Research and development expenses decreased by 37% to $3.6 million in the three months ended December 31, 1999 from $5.8 million in the three months ended December 31, 1998. As a percentage of net sales, research and development expenses decreased to 15.6% in the three months ended December 31, 1999, from 21.5% in the three months ended December 31, 1998. The decrease in absolute dollars was primarily the result of a $1.0 million reduction attributable to the deconsolidation of ISSI-Taiwan and $0.3 million attributable of the spin-off of NexFlash. In addition, other research and development expenses, including payroll related expenses, masks, and depreciation decreased in the three months ended December 31, 1999, compared to the three months ended December 31, 1998. We anticipate that our research and development expenses will remain fairly constant in fiscal 2000 although such expenses may fluctuate as a percentage of net sales.

     Selling, general and administrative. Selling, general and administrative expenses decreased by 11% to $3.2 million in the three months ended December 31, 1999 from $3.6 million in the three months ended December 31, 1998. As a percentage of net sales, selling, general and administrative expenses increased to 13.8% in the three months ended December 31, 1999 from 13.5% in the three months ended December 31, 1998. The decrease in absolute dollars was primarily the result of a $1.2 million reduction attributable to the deconsolidation of ISSI-Taiwan and $0.1 million attributable to the spin-off of NexFlash. These decreases were offset by increased selling commissions associated with higher revenues in the three months ended December 31, 1999 compared to the three months ended December 31, 1998. We expect our selling, general and administrative expenses may increase in future quarters although such expenses may fluctuate as a percentage of net sales.

     Other income (loss), net. Other income (loss), net decreased by $1.6 million to approximately $(0.1) million in the three months ended December 31, 1999 from $1.6 million in the three months ended December 31, 1998. In December 1998, we sold an additional 20% of our holdings in ISSI-Taiwan to a group of private investors which resulted in a pre-tax gain of $1.2 million. In addition, exchange gains were $0 in the three months ended December 31, 1999 compared to $0.6 million in the three months ended December 31, 1998.

     Provision (benefit) for income taxes. The income tax provision for the three month period ended December 31, 1999 is a result of foreign withholding taxes. The provision for income taxes for the three months ended December 31, 1999 is lower than for the same period for 1998 which included foreign withholding taxes related to the sale of ISSI-Taiwan stock.

FISCAL YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1998

     Net sales. Net sales decreased by 36% to $83.3 million in fiscal 1999 from $131.1 million in fiscal 1998. Approximately $32.9 million of the decrease is attributable to the deconsolidation of ISSI-Taiwan effective January 1, 1999. Excluding the effect of the deconsolidation of ISSI-Taiwan, the decrease in sales was principally due to a decrease in the average selling prices of our SRAM products, as well as a significant decline in unit shipments of our 256K and 256K module SRAM products. Additionally, revenue from shipments of newer 8 megabit and 16 megabit DRAM products more than offset the decline in revenue from 4 megabit DRAM products. We anticipate that the average selling prices of our existing products will decline over time, although the rate of decline may fluctuate for certain products. There can be no assurance that such declines will be offset by higher volumes or by higher prices on newer products. Net sales included approximately $1.9 million of licensing revenue in fiscal 1999. Additionally, net sales included approximately $1.4 million in sales to ISSI-Taiwan and approximately $1.5 million in sales to NexFlash in fiscal 1999. Sales to one customer, 3Com, accounted for approximately 20% and 19% of total net sales for fiscal 1999 and fiscal 1998, respectively. As sales to this customer are executed pursuant to purchase orders and no purchasing contract exists, the customer can cease doing business with us at any time.

     Gross profit. Gross profit increased 280% to $16.5 million in fiscal 1999 from $4.3 million in fiscal 1998. As a percentage of net sales, gross profit increased to 19.8% in fiscal 1999 from 3.3% in fiscal 1998. Our gross profit for fiscal 1999 benefited from $1.9 million in licensing revenue. In fiscal 1998, we recorded inventory write-downs of $23.0 million predominately for lower of cost or market accounting on certain of our products, primarily SRAMs. Excluding the inventory write-downs of $23.0 million for fiscal 1998, the decrease in gross profit dollars was principally due to a decrease in the average selling prices of our SRAM products, as well as a significant decline in unit shipments of our 256K and 256K module SRAM products. Additionally, shipments and average selling prices of our 4 megabit DRAM product declined significantly in fiscal 1999 compared to fiscal 1998. Although product unit costs were generally lower in fiscal 1999 compared to fiscal 1998, such reductions did not offset the declines in average selling prices resulting in lower gross margins. We believe that the average selling price of our products will decline over time and, unless we are able to reduce our cost per unit to the extent necessary to offset such declines, the decline in average selling prices will result in a material decline in our gross margin. Although we have product cost reduction programs in place for certain products that involve efforts to reduce internal costs and supplier costs, there can be no assurance that product costs will be reduced or that such reductions will be sufficient to offset the expected declines in average selling prices. We do not believe that such cost reduction efforts are likely to have a material adverse impact on the quality of our products or the level of service provided by us.

     Research and development. Research and development expenses decreased by 41% to $18.8 million in fiscal 1999 from $31.9 million in fiscal 1998. As a percentage of net sales, research and development expenses decreased to 22.5% in fiscal 1999 from 24.3% in fiscal 1998. The decreases in absolute dollars were primarily the result of the transfer of our Flash development efforts to NexFlash, as well as reduced payroll related expenses associated with headcount reductions, and limitations on discretionary spending during fiscal 1999. In addition, a $5.1 million reduction in research and development expenses is attributable to the deconsolidation of ISSI-Taiwan. Fiscal 1999 includes a charge of $0.9 million in the June 1999 quarter for the write-off of certain licensed products and technologies which have been replaced by our internally developed products. During fiscal 1999, we concentrated our development efforts on SRAM and DRAM. SRAM projects focused on the development of a family of ultra-low power products based on our six transistor memory cell. DRAM projects included the 16 megabit EDO DRAM. We anticipate that our research and development expenses will remain fairly constant in fiscal 2000 although such expenses may fluctuate as a percentage of net sales.

     Selling, general and administrative. Selling, general and administrative expenses decreased by 35% to $11.9 million in fiscal 1999 from $18.4 million in fiscal 1998. As a percentage of net sales, selling, general and administrative expenses increased slightly to 14.3% in fiscal 1999, from 14.0% in fiscal 1998. The decrease in absolute dollars was primarily the result of a $3.1 million reduction attributable to the deconsolidation of ISSI-

Taiwan. Additional reductions were the result of decreased selling commissions associated with lower revenues, decreased payroll resulting from the spin-off of NexFlash and a reduction in discretionary spending in fiscal 1999. We expect our selling, general and administrative expenses may increase slightly in fiscal 2000 although such expenses may fluctuate as a percentage of net sales.

     In-process technology. In December 1997, we completed our acquisition of Nexcom Technology, Inc. in exchange for the issuance of 772,693 shares of our common stock, $0.5 million in cash, and the assumption of $1.2 million of net liabilities (total consideration of approximately $8.5 million). In addition, we incurred approximately $0.4 million in other costs related to this transaction. The transaction was accounted for as a purchase and resulted in an in-process technology charge of $7.1 million in our December 31, 1997 quarter.

     Gain on sale of investment. The gain on sale of investment decreased to $2.7 million in fiscal 1999 from $10.5 million in fiscal 1998. Fiscal 1999 includes a gain of approximately $1.8 million in the June 1999 quarter related to the sale of our investment in UICC to UMC, a pre-tax gain of $1.2 million resulting from the sale of 20% of our remaining holdings in ISSI-Taiwan in the December 1998 quarter offset by the loss of approximately $0.4 million in the March 1999 quarter related to the sale of approximately 33% of our investment in Wafertech LLC. In June 1998, we sold approximately 46% of ISSI-Taiwan to a group of private investors. We recorded a pre-tax gain of approximately $10.5 million in the June 1998 quarter related to this transaction.

     Interest and other income (expense), net. Other income (expense), net increased by $4.7 million to $1.2 million in fiscal 1999 from $(3.5) million in fiscal 1998. This is primarily due to exchange gains in fiscal 1999 of $0.6 million compared to exchange losses in fiscal 1998 of $3.2 million as well as interest expense of $1.8 million 1998 compared to $1.0 million in 1999.

     Provision (benefit) for income taxes. The income tax provision for fiscal 1999 is comprised primarily of foreign withholding taxes related to the sale of ISSI-Taiwan stock. The income tax provision for fiscal 1998 is comprised mainly of foreign withholding taxes related to the sale of ISSI-Taiwan stock and a reversal of previously recorded federal deferred tax assets which management has determined should be subject to a valuation allowance based on historical and future earnings trends.

     Under Statement of Financial Accounting Standards No. 109 (FAS 109), deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management has established a valuation allowance covering the net deferred tax assets based on management's belief that the realization of the deferred tax assets is not realizable on a more likely than not basis.

FISCAL YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1997

     Net sales. Net sales increased by 21% to $131.1 million in fiscal 1998 from $108.3 million in fiscal 1997. The increase in sales was principally due to shipments of our newer products, specifically our 64K x 16, 64K x 32, and 64K x 64 SRAMs and our 256K x 16 DRAM. Additionally, shipments of our more mature 128K x 8 SRAM product increased, more than offsetting the lower average selling price for such product and shipments of the more mature 32K x 32 SRAM increased while our average selling price increased. Shipments of certain of our NVM products, principally EPROMs and EEPROMs, declined significantly in fiscal 1998 compared to fiscal 1997. Sales to 3Com accounted for approximately 19% of total net sales for both fiscal 1998 and fiscal 1997.

     Gross profit. Gross profit decreased 87% to $4.3 million in fiscal 1998 from $32.2 million in fiscal 1997. As a percentage of net sales, gross profit decreased to 3.3% in fiscal 1998 from 29.7% in fiscal 1997. In fiscal 1998, we recorded inventory write-downs of $23.0 million, including $9.6 million in the September quarter. The inventory write-downs were predominately for lower of cost or market accounting on certain of our products, primarily SRAMs, and, to a lesser extent, excess inventory. The September 1998 quarter included a $2.9 million write-down of certain Flash inventories due to obsolescence resulting from the decision to spin off our Flash product business to form NexFlash. In addition, in the December 1997 quarter, we wrote off $0.8 million worth of a specific DRAM product, for which our six month forecast showed minimal demand at December 31, 1997 and for which we have had minimal sales to date. It is our practice to write down to zero carrying value inventory on hand in excess of six months' estimated sales volumes to cover estimated exposures unless adjustments are made to the forecast based on management's judgments for newer products, end of life products or planned inventory increases. In making such judgments to write down inventory, management takes into account the product life cycles which can range from 6 to 24 months, the stage in the life cycle of the product, the impact of competitor announcements and product introductions on our products, and purchasing opportunities due to excess wafer capacity. We believe that six months is an appropriate period for sales forecasts and inventory exposure calculations because it is difficult to accurately forecast for a specific product beyond this time frame due to potential introduction of products by competitors, technology obsolescence or fluctuations in demand. The policy has resulted in inventory write-downs for excess inventory of approximately $5.4 million, $0, and $15 million for fiscal year 1998, 1997 and 1996, respectively, and recoveries of written-down inventory of approximately $0, $13.9 million, and $0.3 million in fiscal 1998, 1997 and 1996, respectively. Excluding the inventory write-downs of $23.0 million for fiscal 1998, the decrease in gross profit dollars was primarily the result of a continuing decline in the average selling prices of our products without a commensurate decline in product cost, particularly in the second half of the fiscal year. Future additional inventory write-downs may occur due to lower of cost or market accounting, excess inventory or inventory obsolescence.

     Research and development. Research and development expenses increased by 22% to $31.9 million in fiscal 1998 from $26.2 million in fiscal 1997. As a percentage of net sales, research and development expenses increased to 24.3% in fiscal 1998 from 24.2% in fiscal 1997. The increase in absolute dollars was primarily the result of an increase in engineering personnel and payroll related expenses and increased expenses related to the development of new products. During fiscal 1998, our development efforts principally focused on wider width SRAMs such as the 64K x 64, 64K x 32, 64K x 36 and 128K x 64 configurations, specialty EDO DRAMs, specialty DSP support SRAMs, serial Flash and other memory related devices.

     Selling, general and administrative. Selling, general and administrative expenses increased by 10% to $18.4 million in fiscal 1998 from $16.8 million in fiscal 1997. As a percentage of net sales, selling, general and administrative expenses decreased to 14.0% in fiscal 1998, from 15.5% in fiscal 1997. The increase in absolute dollars was primarily the result of increased payroll related expenses from the addition of marketing and sales personnel and increased selling commissions associated with higher revenues partially offset by decreases in bad debt expenses and legal expenses associated with antidumping proceedings.

     In-process technology. In December 1997, we completed our acquisition of Nexcom in exchange for the issuance of 772,693 shares of common stock, $0.5 million in cash, and the assumption of $1.2 million of net liabilities (total consideration of approximately $8.5 million). In addition, we incurred approximately $0.4 million in other costs related to this transaction. The transaction was accounted for as a purchase and resulted in an in-process technology charge of $7.1 million in our December 31, 1997 quarter.

     Gain on sale of investment. In June 1998, we sold approximately 46% of ISSI-Taiwan to a group of private investors. The price was privately negotiated between the parties. Cash proceeds from the transaction totaled $35.5 million net of withholding and transaction taxes. The transaction resulted in a pre-tax gain of $10.5 million which is recorded in our June 30, 1998 quarter.

     Interest and other income (expense), net. Other income (expense), net decreased to $(3.5) million in fiscal 1998 from $1.9 million in fiscal 1997, primarily due to exchange losses as well as decreased interest earnings as a result of lower cash and short-term investment balances and increased interest expense as a result of increased short-term and long-term borrowings.

     Provision (benefit) for income taxes. The income tax provision for fiscal 1998 was comprised mainly of foreign withholding taxes related to the sale of ISSI-Taiwan stock and a reversal of previously recorded federal deferred tax assets which management determined should be subject to a valuation allowance based on historical and future earnings trends. The income tax benefit for fiscal 1997 was the result of losses which were carried back for refunds of prior federal taxes paid and Taiwan tax credits offset by a partial valuation allowance set up for U.S. deferred tax assets.

QUARTERLY OPERATING RESULTS

     The following table presents our historical unaudited quarterly results of operations for our most recent five fiscal quarters. This data is derived from our annual and quarterly financial statements. In the opinion of management, such quarterly financial information has been prepared on the same basis as our annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial results set forth therein. Results of operations for any previous quarter are not necessarily indicative of results for any future period. The following discussion is qualified by the more detailed discussion of these quarterly results by management which are contained in our quarterly filings for the respective periods.

                                               THREE MONTHS ENDED
                               ---------------------------------------------------
                               DECEMBER    MARCH     JUNE     SEPTEMBER   DECEMBER
                                 1998      1999      1999       1999        1999
                               --------   -------   -------   ---------   --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales....................  $26,801    $17,366   $19,029    $20,113    $23,251
Gross profit.................    4,005      3,672     3,998      4,818      6,280
Operating loss...............   (5,390)    (3,202)   (3,600)    (1,992)      (546)
Net income (loss)............  $(3,965)   $(3,945)  $  (912)   $  (689)   $   494
                               =======    =======   =======    =======    =======
Basic net income (loss) per
  share(1)...................  $ (0.20)   $ (0.20)  $ (0.05)   $ (0.03)   $  0.02
                               =======    =======   =======    =======    =======
Diluted net income (loss) per
  share(1)...................  $ (0.20)   $ (0.20)  $ (0.05)   $ (0.03)   $  0.02
                               =======    =======   =======    =======    =======

-------------------------
(1) See Note 1 of "Notes to Consolidated Financial Statements" for an explanation of the basis used to calculate net income (loss) per share.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, our principal sources of liquidity included cash, cash equivalents and short-term investments of approximately $16.6 million. During the three months ended December 31, 1999, operating activities used cash of approximately $4.9 million. Cash used by operations was primarily due to increases in inventories of $4.7 million and in accounts receivable of $2.4 million in support of higher sales levels partially offset by increases in accounts payable of $1.8 million.

     In the three months ended December 31, 1999, we used $0.5 million for investing activities compared to $11.5 million in the first three months of fiscal 1999. The cash used for investing activities was primarily the result of an additional investment of $2.7 million in WaferTech offset by sales of available-for-sale securities of $2.5 million.

     In the three months ended December 31, 1999, we made capital expenditures of approximately $0.4 million for engineering tools and computer software. In addition, we acquired $0.6 million of test equipment under a capital lease. We expect to spend approximately $3.0 million to purchase capital equipment during the next twelve months, principally for the purchase of design and engineering tools, additional test equipment and computer software and hardware.

     We generated $0.9 million from financing activities during the three months ended December 31, 1999 compared to using $1.1 million in the first three months of fiscal 1999.

The source of financing for the current quarter was proceeds from the issuance of common stock of $0.9 million from option exercises.

     In June 1998, we sold approximately 46% of ISSI-Taiwan to a group of private investors. In December 1998, we sold an additional 20% of its holdings in ISSI-Taiwan to a group of private investors resulting in a pre-tax gain of $1.2 million. Proceeds from the transaction net of withholding and transaction taxes totaled $6.6 million (including cash of $4.3 million and notes receivable of $2.3 million). After completion of this transaction, we owned approximately 43% of ISSI-Taiwan and now account for ISSI-Taiwan on the equity basis.

     In June 1996, we entered into a business venture "WaferTech, LLC" with TSMC, Altera, Analog Devices, and private investors to build a wafer fabrication facility in Camas, Washington. We agreed to invest $31.2 million for a 4% equity interest in the venture and, as of September 30, 1998, all of this amount had been paid. In January 1999, we sold approximately 33% of our investment in WaferTech to TSMC for $10.0 million. We retain a 2.67% interest in WaferTech. In October 1999, the major investors in WaferTech made an additional pro-rata investment in WaferTech. Our pro-rata amount of $2.7 million was invested along with the other partners. Our investment in WaferTech as of December 31, 1999 was $23.5 million. We also agreed to certain minimum wafer purchase commitments with our foundry partners in exchange for wafer capacity commitments. In fiscal 1995, we entered into an agreement with TSMC pursuant to which we agreed to acquire specified wafer capacity through 2001. We also agreed to make certain annual payments, the remaining amount of which totals approximately $9.6 million through 2001, to TSMC for additional capacity above the annual base capacity. Wafer purchases in any given year are first applied to the base capacity and then to our $9.6 million obligation. As a result, the $9.6 million may be subject to forfeiture if we do not purchase the base capacity and additional capacity for which we have contracted. As of December 31, 1999, we have purchased our base capacity and additional capacity as contracted such that none of the $9.6 million has been forfeited. We also have minimum purchase obligations to TSMC related to WaferTech. We are obligated to purchase from WaferTech or TSMC a minimum of 2.3% of WaferTech's installed capacity. Initial wafer outs occurred in the second half of calendar 1998. Although we have rights to re-schedule or assign capacity to another party, there can be no assurance that such re-schedule or assignment would be successfully accomplished. Should we fail to re-schedule or assign unneeded capacity, our business and operating results could be adversely affected.

     In April 1998, the U.S. Department of Commerce ("DOC") published an antidumping duty order on imports of SRAMs from Taiwan, from where we currently import a majority of our SRAMs. As a consequence of this antidumping duty order, we were required to post a cash deposit on imports of Taiwan fabricated SRAM wafers or devices, at the ad valorem rate of 7.56%. For entries after March 31, 1999, the cash deposits could be returned to us or, alternatively, we could forfeit amounts deposited and owe duties and interest in addition to the amounts deposited, depending on whether the DOC conducts an administrative review of imports entered between April 1, 1999 and March 31, 2000, and if so, on the results of the DOC review. We will pay duty deposits on Taiwan SRAM entries before that date at the deposit rate.

     We have retained legal counsel to defend our interests in the antidumping proceedings. In addition, certain aspects of the antidumping determination are being challenged in federal court proceedings by respondents to the investigation, and these proceedings could result in the termination of this antidumping case.

     Duties calculated and assessed by the government could have a material adverse effect on our gross margins and profits. There can be no assurance that any reviews or proceedings will mitigate or eliminate antidumping duties.

     On October 22, 1998, Micron Technology filed an antidumping petition against DRAMs fabricated in Taiwan. Currently, our DRAM products are fabricated in Taiwan. Subsequent to the petition filing the DOC established a general dumping duty deposit rate of 21.35% which would have applied to us. On December 2, 1999, the International Trade Commission (ITC) informed the DOC that it had issued a negative final determination in the DRAM investigation. The DRAM investigation has, therefore, been terminated and there is presently no antidumping duty required. In January 2000, Micron filed a summons with the U.S. Court of International Trade appealing the ITC determination.

     We believe that the net proceeds from this offering, together with our existing funds and available financing will satisfy our anticipated working capital and other cash requirements through at least the next 12 months. We may from time-to-time take actions to further increase our cash position through bank borrowings, sales of additional shares of ISSI-Taiwan, the disposition of certain assets, equity financing or debt financing. We, from time-to-time, also evaluate potential acquisitions and equity investments complementary to our memory expertise and market strategy, including investments in wafer fabrication foundries. To the extent we pursue such transactions, any such transactions could require us to seek additional equity or debt financing to fund such activities. There can be no assurance that any such additional financing could be obtained on terms acceptable to us, if at all.

MARKET RISK DISCLOSURES

     Our principal financial market risk relates to the interest rates associated with our investment portfolio. All of our cash equivalents and short-term investments are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The amortized cost for available-for-sale debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income. At September 30, 1999 and 1998 and December 31, 1999 and 1998, the cost of these securities approximated the fair value (quoted market price) and the amount of unrealized gain or loss was not significant. There were no gains or losses on the sale of securities for the years ended September 30, 1999, 1998 and 1997 and the quarters ended December 31, 1999 and 1998.

YEAR 2000 COMPLIANCE

     We are aware of the issues associated with computer systems due to the Year 2000. The Year 2000 issues are the result of common computer programming techniques that result in systems that do not function properly when manipulating dates later than December 31, 1999. The problem may affect internal information technology (IT) systems used by us for product design, product test, accounting, order entry, planning, and distribution. The problem may also affect non-IT systems such as security systems, communication equipment, and other equipment.

     We completed our assessment of our critical IT systems and identified at least one area (accounting software) that was not Year 2000 compliant. As a result, we implemented a new enterprise management information system in September 1999. We have been advised that the new enterprise management information system is Year 2000 compliant. The new system significantly affects many areas of our business, including accounting, order entry, planning, shipping/distribution, manufacturing, and sales and marketing. The successful utilization of this system is important in managing and operating the company. With respect to critical non-IT systems, we have assessed the compliance of these systems and believe that these systems are Year 2000 compliant. As of January 31, 2000, we have not experienced any problem indicating that our IT systems are not Year 2000 compliant. There can be no assurance that we have successfully identified all of our internal Year 2000 issues or that the new enterprise management information system will function without interruption to our daily operations. The failure to identify and address internal Year 2000 issues in a timely fashion could have a material adverse affect on our business and results of operations.

     We could possibly be adversely impacted by Year 2000 issues faced by major suppliers, subcontractors, and customers. We have surveyed our major suppliers and subcontractors and they have all indicated that they are Year 2000 compliant. We have not surveyed the Year 2000 readiness of our customers and their failure to address Year 2000 issues could have an impact on our operations and financial results. The extent of this impact, if any, is not known at this time. As of January 31, 2000, we have not experienced any problems or received any notification that any major supplier, subcontractor or customer is not Year 2000 compliant.

     We have currently incurred approximately $0.6 million in total software, hardware, and system related costs in connection with remediation of Year 2000 issues. These costs are primarily costs associated with the implementation of our new information system and have generally been capitalized as fixed assets.

                                    BUSINESS

OVERVIEW

     We design, develop and market high performance memory semiconductors used in internet access devices, networking equipment, telecom and mobile communications equipment and computer peripherals. Our high speed and low power SRAMs and our low to medium density DRAMs enable customers to design products that meet the demanding connectivity and portability requirements of the data communications and wireless communications markets. Our objective is to capitalize on major trends such as the expansion of the communications and Internet infrastructure, the proliferation of wireless devices and other trends in electronics technologies. Our customers include industry leaders such as 3Com, Alcatel, Cisco, Ericsson, Hewlett Packard, IBM, Lexmark, Motorola, Nokia and Seagate. We believe our close relationship with leading silicon wafer foundries gives us access to the advanced wafer process technology required to design and manufacture high performance memories.

MARKET BACKGROUND

     Virtually all electronic systems incorporate semiconductor memory chips to enable and enhance system performance. Active memory, which includes SRAM and DRAM, were designed into mainframe computers decades ago to increase the speed of calculations and temporarily store data not being processed by the microprocessors. With the advent of stand-alone PCs, the use of SRAM and DRAM in system architecture expanded and demand increased. Faster chips and larger memory densities, termed high performance memories, supported the ever-advancing microprocessor.

     Today, manufacturers of electronic systems such as internet access devices, ISP servers, networking routers and switches, wireless base stations, cellular phones and computer peripherals use sophisticated semiconductor memory architecture within their systems. This architecture includes memory devices such as SRAMs and DRAMs which have proliferated into numerous and complex applications driven by the dramatic increase in connectivity requirements in the telecommunication and data communication markets. The expanding diversity and increasing demand for high performance memory provides a substantial opportunity for a focused supplier of high performance memories.

     High performance memories have historically focused on speed as the key measure of performance. Today internet access devices and intranet connectivity devices are especially speed sensitive. However, escalating demand for hand-held units, such as cellular telephones and personal digital assistants, has created a new category of high performance memories which focus on low power consumption to prolong battery life. When designing high performance memories there is generally a trade-off between speed and power. Very high speed devices utilize more power and very low power memories, called ultra low power, operate at slower speeds. The high performance memory market today includes both high speed and very low power memories.

     To meet the demands for high performance memories a supplier must have access to advanced wafer process technology. Process technology is critical in achieving leading edge speeds or ultra low power. Process technology improvements allow design line widths to be reduced, which in turn allows the integrated circuit design to contain more memory cells and have increased memory density. Memory suppliers compete on the basis of speed, power consumption, and density, all of which are a function of process technology and design expertise. To meet these challenges and maintain competitiveness, a memory supplier must have a wafer fabrication strategy allowing it to migrate to the newest generation of process technology on a timely basis. Process technology shifts occur frequently and are developed in high end wafer fabrication facilities that typically cost over $1 billion.

     The need for high speed memories in the internet driven connectivity markets and for low power memories in the wireless communications markets provides a significant growth opportunity for a focused memory company to become a strategic supplier to leading edge manufacturers of electronic systems.

     High Performance SRAM Market. System designers use SRAM in the most performance sensitive portions of their memory architecture. SRAMs are faster and typically more expensive than DRAMS. High performance SRAMs operate at very fast speed or very low power and are characterized by higher average selling prices. Fast asynchronous SRAMs achieve speeds between 6 nanoseconds and 15 nanoseconds. Fast synchronous SRAMs operate at speeds of 100 megahertz to 200 megahertz with access times as low as 3 nanoseconds. Ultra low power SRAMs have stand-by current of 5 microamps to 15 microamps.

     Low and Medium Density DRAM Market. Low and medium density DRAMs are typically used where speed performance is less critical or total memory size is most important. These DRAMs are often used by the same equipment manufacturers that use high performance SRAMs, and they can be sold through the same channels by a focused memory supplier as a complement to high performance SRAM devices. Low and medium density DRAMs range from 2 megabits to 16 megabits. Most large DRAM producers focus on the 64 megabit and 126 megabit densities which creates an opportunity for a supplier of lower density devices. Customers in the low and medium density DRAM market seek to secure a long term, steady supply of these products.

STRATEGY

     We are a focused memory supplier targeting high growth memory markets in which we believe our ability to design and develop high performance, cost-effective memory products, and our collaborative development with our manufacturing partners utilizing state-of-the-art process technology, gives us a competitive advantage. Key elements of our strategy include:

     Target High Growth Markets and Applications. We focus our development efforts on products that address high growth and large volume markets such as internet access devices, networking equipment, cellular phones and computer peripherals. Our strategy is to provide a family of products to these markets that are complementary and synergistic. Our current product focus is on high speed SRAMs, low power SRAMs and low and medium density DRAMs.

     Further Penetrate Industry Leading Customers. Our strategy is to leverage our proven expertise in producing high quality memories to penetrate leading accounts in each market segment, such as Cisco and 3Com in the networking market and Motorola and Nokia in the wireless communications market. We target these accounts because we believe they drive the volume in their market segment and define the direction of future memory products. Our success with market leaders also enables us to attract other new customers.

     Build Collaborative Relationships with Leading Edge Foundries. Our strategy is to work in a collaborative mode with our principal foundries and to participate in developing leading edge process technology that is critical in advanced memories. We entered our first development program with TSMC in 1990 and with Chartered Semiconductor in 1994. Through this collaborative strategy, we have been able to repeatedly be in the forefront as process technology has advanced to 0.18 micron geometries. As part of this strategy, we have also made equity investments in foundries. We believe our collaborative development efforts and equity investments have enabled us to have more secure access to wafer capacity.

     Continually Develop High Performance Products. Our strategy is to work with our customers to identify the memory needs of their next generation products and then focus our development efforts on achieving new performance standards in process technology, speed or power consumption. We strive to introduce new products with the highest performance characteristics and then increase sales of such products as product acceptance occurs. We also seek to develop multiple product lines within the SRAM and DRAM markets that are synergistic and complementary.

PRODUCTS

     We are a focused supplier of a family of both high speed and ultra low power SRAMs, complementary low and medium density DRAMs and other complementary memory products. To date we have derived substantially all of our revenues from the sale of SRAM products.

     SRAMs. Our high performance SRAM products generally focus on either very high speed or very low power. Our first high speed SRAMs were shipped in 1990. More recently, our low power family of products, driven by increasing demand in the hand-held and mobile markets such as cellular phones, has been expanded.

     Our asynchronous SRAMs are used in applications such as LANs, telecommunication equipment, bridges, routers, modems, multimedia products and industrial instrumentation. Our synchronous SRAMs are used in a variety of networking and telecommunications applications. Additional SRAM products are under development and are expected to include performance-leading features in speed, configuration, power levels, density and packaging.

The following table illustrates our principal SRAM products:

------------------------------------------------------------------------------

              PRODUCT DESCRIPTION                CONFIGURATION      DENSITY
------------------------------------------------------------------------------
  High Speed Asynchronous 5Volt (3.3Volt)        32K x 8         256 Kilobit
------------------------------------------------------------------------------
  High Speed Asynchronous 5Volt (3.3Volt)        128K x 8        1 Megabit
------------------------------------------------------------------------------
  High Speed Asynchronous 5Volt (3.3Volt)        64K x 16        1 Megabit
------------------------------------------------------------------------------
  High Speed Asynchronous 5Volt (3.3Volt)        128K x 16       2 Megabit
------------------------------------------------------------------------------
  Low Power Asynchronous                         32K x 8         256 Kilobit
------------------------------------------------------------------------------
  Low\Ultra Low Power Asynchronous               128K x 8        1 Megabit
------------------------------------------------------------------------------
  Low\Ultra Low Power Asynchronous               64K x 16        1 Megabit
------------------------------------------------------------------------------
  Low\Ultra Low Power Asynchronous               128K x 16       2 Megabit
------------------------------------------------------------------------------
  Synchronous Pipeline Burst                     32K x 32        1 Megabit
------------------------------------------------------------------------------
  Synchronous Pipeline Burst\FlowThru\NoWait     64K x 32        2 Megabit
------------------------------------------------------------------------------
  Synchronous Pipeline Burst\FlowThru            128K x 32\36    4 Megabit
------------------------------------------------------------------------------
  Synchronous Pipeline Burst\FlowThru            256K x 16\18    4 Megabit
------------------------------------------------------------------------------
  Synchronous Pipeline Burst                     64K x 64        4 Megabit
------------------------------------------------------------------------------

     DRAMs. Our low and medium density DRAM products complement our high performance SRAM products. Applications for our DRAMs include telecommunications base stations, set top boxes, networking equipment, disk drives, tape drives and printers. We currently offer 4, 8, and 16 megabit Fast Page Mode (FPM), Extended Data Out (EDO), plus 4 and 16 megabit SDRAM devices. Additional DRAM products are under development. Our DRAM products are not targeted at the main memory DRAM market.

The following table illustrates our principal DRAM products:

-----------------------------------------------------------------------------

             PRODUCT DESCRIPTION                CONFIGURATION      DENSITY
-----------------------------------------------------------------------------
  Extended Data Out\Fast Page DRAM 5Volt        256K x 16       4 Megabit
     (3.3Volt)
-----------------------------------------------------------------------------
  Extended Data Out \Fast Page DRAM 5Volt       1M x 16         16 Megabit
     (3.3Volt)
-----------------------------------------------------------------------------
  Extended Data Out \Fast Page DRAM 5Volt       4M x 4          16 Megabit
     (3.3Volt)
-----------------------------------------------------------------------------
  Synchronous DRAM 3.3Volt                      256K x 16       4 Megabit
-----------------------------------------------------------------------------
  Synchronous DRAM 3.3Volt                      1M x 16         16 Megabit
-----------------------------------------------------------------------------

     Other Memory Products. Our other products include serial EEPROMs, EPROMS and voice recording chips. Applications for these products include pagers, networking systems, modems, telephone sets, security systems, smart cards, video games and other consumer products. Revenue from these products was less than 10% of our total revenue in fiscal 1999.

     Design and Process Technology. We have invested in advanced process technology that enables us to design at leading edge geometries such as 0.18 micron for SRAMs. Memory products are particularly well suited for the development of advanced process technology. Our technology development engineers work closely with our design engineers and manufacturing partners, such as TSMC and Chartered Semiconductor, to develop new process technologies, refine existing process technologies and to reduce the circuit geometries of our products. We and TSMC are currently developing 0.18 micron, 2.5-volt high speed SRAM process technology. In addition, we developed a six-transistor cell SRAM for our low power applications. SRAMs that do not require low power typically use four transistor cell structures. With the development of its six-transistor cell for low power applications, we have now demonstrated proven technology and design capabilities in both four and six transistor cells.

     Our design efforts focus on product specification, memory cell and array structure, circuit design, simulation and layout. We have invested in advanced computer aided design (CAD) systems to ensure that the design team has state-of-the-art design tools and employs innovative and rigorous design methodologies. We utilize focused design teams for new product development and can efficiently migrate proprietary design features to new generation products.

     Product Warranty. Consistent with semiconductor memory industry practice, we generally provide a limited warranty that our semiconductor memory devices are in compliance with specifications existing at the time of delivery. Liability for a stated warranty period is usually limited to replacement of defective items or return of amounts paid.

CUSTOMERS AND MARKETING

     We have focused our marketing efforts on the internet access devices, networking, telecom/mobile communications and computer peripherals markets. We market our products through a direct sales force, independent sales representatives, and distributors. We have four distributors in North America and distributors in most of the countries of Western Europe. We continue to expand our marketing and sales activity in Europe. We have sales offices in the United States, Europe, Hong Kong, and the People's Republic of China and, through our affiliate ISSI-Taiwan, in Taiwan and Japan. Our customers include a broad range of electronic system manufacturers as illustrated in the following table:

-----------------------------------------------------------------------------------

   INTERNET ACCESS                           TELECOM/ MOBILE
       DEVICES             NETWORKING         COMMUNICATIONS     COMPUTER PERIPHERALS
-------------------------------------------------------------------------------------
        3Com                 Cisco               Alcatel           Hewlett Packard
-------------------------------------------------------------------------------------
      Motorola                IBM                Ericsson              Lexmark
-------------------------------------------------------------------------------------
        Sagem                Nortel              Motorola              Seagate
-------------------------------------------------------------------------------------
                                                  Nokia
-------------------------------------------------------------------------------------

     In the three months ended December 31, 1999 and in fiscal 1999, 1998 and 1997, 3Com accounted for approximately 12%, 20%, 19%, and 19% of our net sales, respectively. In the first quarter of fiscal 2000, Flextronics accounted for approximately 12% of our net sales.

     Our sales and marketing efforts focusing on North America, Europe, South America and China are directed from our Santa Clara headquarters. Our affiliate, ISSI-Taiwan, has a direct sales and marketing organization based in Taipei, Taiwan, which focuses on the Asian market. In the three months ended December 31, 1999, approximately 53% of our net sales were attributable to customers located in the United States, 22% were attributable to customers located in Europe, and 25% were attributable to customers located in Asia. In fiscal 1999, approximately 52% of our net sales were attributable to customers located in the United States, 20% were attributable to customers located in Europe, and 28% were attributable to customers located in Asia. These percentages exclude net sales by ISSI-Taiwan occurring after December 31, 1998, the last date on which we consolidated ISSI-Taiwan results. In fiscal 1998, approximately 43% of our net sales were attributable to customers located in the United States, 18% were attributable to customers located in Europe, and 39% were attributable to customers located in Asia. In fiscal 1997, approximately 45% of our net sales were attributable to customers located in the United States, 13% were attributable to customers located in Europe, and 42% were attributable to customers located in Asia. The percentages for fiscal 1998 and fiscal 1997 include net sales by ISSI-Taiwan.

     Our sales are generally made pursuant to standard purchase orders, which can be revised to reflect changes in the customer's requirements. Generally, purchase orders and OEM agreements allow customers to reschedule delivery dates and cancel purchase orders without significant penalties. For these reasons, we believe that our backlog, while useful for scheduling production, is not necessarily a reliable indicator of future revenues.

MANUFACTURING

     We combine our process technology expertise, foundry partnership strategy and equity investment arrangements to form a hybrid of the fab and fabless business models which we call Fab-Lite(TM). We do not own or operate our own wafer foundry but, because memory products are particularly well suited for the development of advanced process technology, we actively participate in developing and refining the process technology used to manufacture many of our products. We believe that this strategy enables us to achieve the early introduction of advanced geometries for our high performance memory products, which results in increased performance and lower manufacturing costs. To date our principal manufacturing relationships have been with TSMC in Taiwan, Chartered Semiconductor in Singapore and UMC in Taiwan.

     In 1996, we entered into a business venture agreement with Altera Inc., Analog Devices Inc., and TSMC wherein TSMC, as the general partner, would construct a wafer fabrication facility in the state of Washington. The fabrication facility is a very advanced process technology facility capable of
0.25 and 0.18 micron process technology. The joint venture, named WaferTech LLC, began production in 1998. As of September 30, 1999, we had an investment in the business venture of $20.8 million. An additional investment of $2.7 million was made in October 1999, bringing the total to $23.5 million.

     The manufacturing of our products is coordinated jointly between our Santa Clara headquarters and ISSI-Taiwan, which is located in close proximity to TSMC and UMC in the Hsinchu Science-Based Industrial Park, a government-sponsored technology development zone. When the independent wafer foundry partners complete processed wafers, the wafers move next to wafer testing. They are then sawed or cut into individual memory chips and the chips are inserted into final packages and tested. Our U.S. headquarters develops and debugs test programs and tests procedures used for testing. Both the Taiwan and U.S. facilities have clean rooms that are equipped for the wafer probe segment of the testing process. Third party subcontractors in Taiwan and Singapore perform packaging and assembly operations. A comprehensive quality control program is in place. We have adopted ISO 9000 as our quality management standard. Our U.S. facility has received certification under ISO 9001 standards. ISSI-Taiwan has received certification under ISO 9002 standards.

     Each of our wafer suppliers also fabricates for other integrated circuit companies, including certain of our competitors. In addition, UMC subsidiaries manufacture integrated circuits, including SRAMs, for their own account. Although we have written commitments specifying wafer capacities from our suppliers, if these suppliers experience manufacturing failures or yield shortfalls, choose to prioritize capacity for other use or reduce or eliminate deliveries to us, there can be no assurance that we could enforce fulfillment of the delivery commitments. Our equity investment in WaferTech and the technology development partnerships are believed by us to mitigate such risk.

     There can be no assurance that the foundries used by us will not encounter production difficulties or that they will allocate sufficient wafer capacity to satisfy our wafer requirements, especially in times of wafer capacity shortages. Moreover, there can be no assurance that we would be able to qualify additional manufacturing sources for existing or new products in a timely manner or that such additional manufacturing sources would be able to produce an adequate supply of wafers. If we were unable to obtain an adequate supply of wafers from our current or any alternative sources in a timely manner, our business and operating results would be materially and adversely affected.

     Although our policy is to work closely with our manufacturing sources, there are certain risks associated with the use of independent foundries, including the absence of a controlled source of supply, or delays in obtaining adequate wafer supplies. In addition, the manufacture of integrated circuits is a highly complex and technically demanding process. Production yields and device reliability can be affected by a large number of factors. As is typical in the semiconductor industry, our outside foundries have from time to time experienced lower than anticipated manufacturing yields and device reliability problems, particularly in connection with the introduction of new products and changes in such foundry's processing steps. There can be no assurance that our foundries will not experience lower than expected manufacturing yields or device reliability problems in the future, which could materially and adversely affect our business and operating results.

     We have certain minimum wafer purchasing commitments to our foundry partners in exchange for wafer capacity commitments. Although we have rights to re-schedule or assign capacity to another party, there can be no assurance that such re-schedule or assignment would be successfully accomplished. Should we fail to re-schedule or assign unneeded capacity, our business and operating results could be adversely affected.

COMPETITION

     The semiconductor memory market is intensely competitive and has been characterized by an oversupply of product, price erosion, rapid technological change, short product life cycles, cyclical market patterns and foreign and domestic competition. The ability to compete successfully in the high performance memory market depends on factors both within and outside of our control, including:

     - real or perceived imbalances in supply and demand;

     - product pricing;

     - the rate at which OEM customers incorporate our products into their systems;

     - the success of our customers' products;

     - access to advanced process technologies at competitive prices;

     - product functionality, performance and reliability;

     - successful and timely product development;

     - the supply and cost of wafers;

     - achievement of acceptable yields of functional die;

     - the gain or loss of significant customers; and

     - the nature of our competitors and general economic conditions.

     We may not be able to compete successfully in the future as to any of these factors. Our failure to compete successfully in these or other areas could harm our business.

     The SRAM market is generally a fragmented market and specific competitors and competitive factors vary based on geographic regions and market segments. In the SRAM market, we compete with several major domestic and international semiconductor companies including Alliance Semiconductor, Cypress Semiconductor, Integrated Device Technology, Mitsubishi, Motorola, Samsung and Winbond.

     We also compete with new and emerging companies, such as Giga Semiconductor. We also may face significant competition from other domestic and foreign integrated circuit manufacturers, which have advanced technological capabilities but have not previously participated in the SRAM market sector. There can be no assurance that we will be able to compete successfully against any of these competitors.

     In the low to medium density DRAM area, we compete with Alliance, Mosel-Vitelic and Oki. Other main memory DRAM companies could address this market in the future. There can be no assurance that we will be able to compete successfully against any of these competitors.

     Certain of our competitors offer broader product lines and have greater financial, technical, marketing, distribution and other resources than us. There can be no assurance that we will be able to compete successfully against any of these competitors.

     The process technology used by our manufacturing sources, including process technology that we have developed with our foundries, can be used by such manufacturers to produce products for other companies, including our competitors. Although we believe that our participation in the development of the processes provides us the advantage of early access to such processes, there can be no assurance that the knowledge of the manufacturer will not be used to benefit our competitors.

RESEARCH AND DEVELOPMENT

     Rapid technological change and continuing price competition require research and development efforts on both new products and advanced processes employing smaller geometries. Our research and development activities are focused primarily on the development of advanced process technologies and new memory circuit designs. We currently design most of our high performance memory products and jointly develop advanced process technology with our manufacturing partners from our headquarters in Santa Clara, California.

     We are currently designing new SRAM and DRAM products. SRAM products under development include ultra low power SRAMs and additional memory configurations. DRAM products under development include synchronous graphics DRAMs. Our research and development expenditures in fiscal 1999, 1998, and 1997 were $18.8 million, $31.9 million, and $26.2 million, respectively. Our research and development expenses for the three months ended December 31, 1998 and for fiscal 1998 and 1997 included expenses related to ISSI-Taiwan and NexFlash.

PATENTS AND INTELLECTUAL PROPERTY

     As of December 31, 1999, we held 51 U.S. patents. These patents expire between 2010 and 2019. We have approximately 19 additional patent applications pending and expect to continue to file patent applications where appropriate to protect our proprietary technologies. Although patents are an important element of our intellectual property, we believe that our continued success depends primarily on factors such as the technological skills and innovation of our personnel rather than on our patents. The process of seeking patent protection can be expensive and time consuming. There can be no assurance that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented, or that rights granted thereunder will provide meaningful protection or other commercial advantage to us. Moreover, there can be no assurance that any patent rights will be upheld in the future or that we will be able to preserve any of our other intellectual property rights.

     In the semiconductor industry it is typical for companies to receive notices from time to time alleging infringement of patents or other intellectual property rights of others. We have been, and from time-to-time expect to be, notified of claims that we may be infringing patents, maskwork rights or copyrights owned by third parties. For example, for a number of years we have been corresponding with a large international semiconductor company regarding potential infringement of certain of their patents by us and certain of our patents by them. In addition, an international company purchased the patents of a defunct memory technology company and, approximately three years ago, asserted that we infringe one or more of those patents. Since that time, this company has pursued a patent claim against another memory technology company with respect to the same patents. It is unknown whether this company will reassert its claim against us at some time in the future. There can be no assurance that other companies will not in the future pursue claims against us with respect to the alleged infringement of patents, maskwork rights, copyrights or other intellectual property owned by third parties. If it appears necessary or desirable, we may seek licenses under patents that we are alleged to be infringing. Although patent holders commonly offer such licenses, there is no assurance that any licenses will be offered or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license under a key patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the products utilizing the invention or to attempt to develop non-infringing products, any of which could materially and adversely affect our business and operating results. Furthermore, there can be no assurance that we will not become involved in protracted litigation regarding the alleged infringement by us of third party intellectual property rights or litigation to assert and protect our patents or other intellectual property rights. Any litigation relating to patent infringement or other intellectual property matters could result in substantial cost and diversion of our resources which could materially and adversely affect our business and operating results.

EMPLOYEES

     As of December 31, 1999, we had approximately 136 employees in the U.S., 9 in the People's Republic of China and 12 in Hong Kong. Our affiliates, ISSI-Taiwan and NexFlash, employed approximately 343 and 29 people, respectively, as of December 31, 1999. Our future success will largely be dependent on our ability to attract, retain and motivate highly qualified technical and management personnel. The employment market for such personnel is extremely competitive and there can be no assurance that we will successfully staff all necessary positions. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe that our employee relations are good.

PROPERTIES

     Our U.S. headquarters occupy a two story building, totaling approximately 93,400 square feet, in Santa Clara, California in which our executive offices, marketing, technology, product development groups and some research and development testing facilities are located. The lease on this building expires in February 2007. We sublease to NexFlash approximately 9,000 square feet. The sublease expires in September 2000. Additionally, we sublease approximately 24,000 square feet to a third party. The sublease expires in March 2003. Our Hong Kong subsidiary leases approximately 5,000 square feet in Hong Kong under a lease which expires in April 2003.

LEGAL PROCEEDINGS

     In April 1998, the U.S. Department of Commerce ("DOC") published an antidumping duty order on imports of SRAMs from Taiwan, from where we currently import a majority of our SRAMs. As a consequence of this antidumping duty order, we are required to post a cash deposit on imports of Taiwan fabricated SRAM wafers or devices, at the ad valorem rate of 7.56%. For entries after March 31, 1999, the cash deposits could be returned to us or, alternatively, we could forfeit amounts deposited and owe duties and interest in addition to the amounts deposited, depending on whether the DOC conducts an administrative review of imports entered between April 1, 1999 and March 31, 2000, and if so, on the results of the DOC review. We will pay duty deposits on Taiwan SRAM entries before that date at the deposit rate.

     We have retained legal counsel to defend our interests in the antidumping proceedings. In addition, certain aspects of the antidumping determination are being challenged in federal court proceedings by respondents to the investigation, and these proceedings could result in the termination of this antidumping case.

     Duties calculated and assessed by the government could have a material adverse effect on our gross margin and profits. There can be no assurance that any reviews or proceedings will mitigate or eliminate antidumping duties.

     On October 22, 1998, Micron Technology filed an antidumping petition against DRAMs fabricated in Taiwan. Currently, our DRAM products are fabricated in Taiwan. Subsequent to the petition filing the DOC established a general dumping duty deposit rate of 21.35% which would have applied to us. On December 2, 1999, the ITC informed the DOC that it had issued a negative final determination in the DRAM investigation. The DRAM investigation has, therefore, been terminated and there is presently no antidumping duty required. In January 2000, Micron filed a summons with the U.S. Court of International Trade appealing the ITC determination.

                                   MANAGEMENT

     Our executive officers and directors, and their ages as of December 31, 1999, are as follows:

                NAME                  AGE                 POSITION
                ----                  ---                 --------
Jimmy S.M. Lee......................  44    Chairman, Chief Executive Officer,
                                            President and Director
Gary L. Fischer.....................  48    Executive Vice President, Office of
                                            the President and Chief Financial
                                            Officer
Thomas Doczy........................  45    Vice President, Sales and Marketing
Paul Song...........................  44    Vice President, Engineering
Pauline Lo Alker....................  57    Director
Lip-Bu Tan..........................  40    Director
Hide L. Tanigami....................  49    Director
Chun Win Wong.......................  64    Director

     Set forth below is certain information relating to our executive officers and directors.

     Jimmy S.M. Lee has served as our Chief Executive Officer, President and a director since he co-founded ISSI in October 1988. He has also served as a director of ISSI-Taiwan since September 1990, and as a director of NexFlash since October 1998. From 1985 to 1988, Mr. Lee was an engineering manager at International CMOS Technology, Inc., a semiconductor company, and from 1983 to 1985, he was a design manager at Signetics Corporation, a semiconductor company. Prior thereto, Mr. Lee was a project manager at Toshiba Semiconductor Corporation and a design engineer at National Semiconductor Corporation. Mr. Lee holds an M.S. degree in Electrical Engineering from Texas Tech University and a B.S. degree in Electrical Engineering from National Taiwan University.

     Gary L. Fischer has served as our Executive Vice President, Office of the President, since April 1995 and as Vice President and Chief Financial Officer since June 1993. From December 1992 to April 1993, Mr. Fischer was Vice President, Finance and Chief Financial Officer of Shaman Pharmaceuticals, Inc., a pharmaceutical company. From January 1989 to December 1992, Mr. Fischer was Chief Financial Officer of Synergy Semiconductor Corporation, a manufacturer of high performance SRAM and logic integrated circuits. Mr. Fischer holds an M.B.A. degree from the University of Santa Clara and a B.A. degree from the University of California, Santa Barbara.

     Thomas Doczy has served as our Vice President, Sales and Marketing since April 1999. He also served as Vice President and General Manager, Memory Product Division from October 1996 to April 1999 and as Senior Director, Memory Marketing from October 1995 to October 1996. He served as Director of Sales from March 1994 to October 1995. Mr. Doczy was International Marketing Manager and Strategic Accounts Manager at Cypress Semiconductor prior to joining us in March 1994. Previously, he was Director of Worldwide Sales for Austek Microsystems and held field sales management positions in Boston and Minneapolis with AMD. Mr. Doczy holds a B.S. degree in Electrical Engineering from the Illinois Institute of Technology.

     Paul Song has served as our Vice President, Engineering since April 1999. He also served as Vice President, Design Engineering from July 1996 to April 1999. He joined ISSI in July 1990 as Director, Nonvolatile Memory Design Engineering. Previously he held design engineering positions at ICT, Exel Microelectronics, Inc. and AMD. Dr. Song holds a Ph.D. degree in Electrical Engineering from Stanford University, an M.S. degree in Electrical Engineering from the University of California, Santa Barbara, and a B.S. degree in Electrical Engineering from National Taiwan University.

     Pauline Lo Alker has served as a member of our board of directors since April 1997. Since June 1998, Ms. Alker has been President, Chief Executive Officer and Chairman of the Board of Amplify.net, Inc., a start-up company specializing in software solutions for internet/intranet providers. From 1991 until 1998, Ms. Alker was President and Chief Executive Officer of Network Peripherals, Inc., a workgroup networking solutions company. In 1984, she founded Counterpoint Computers, Inc., a developer and manufacturer of high-performance UNIX multiprocessor computers, which was acquired by Acer, Inc. in 1987. She served first as President of Acer's Network Computing Division Counterpoint, then became President of Acer America's Sales and Marketing. Ms. Alker holds B.A. degrees in Mathematics and Music from Arizona State University. She also serves as a director of Tektronix Corporation, a test equipment company.

     Lip-Bu Tan has served as a member of our board of directors since March 1990. Mr. Tan was also a director of Integrated Silicon Solution-Taiwan, Inc. from July 1992 until July 1993. Mr. Tan is a General Partner of the Walden Group of venture capital funds and serves as President of International Venture Capital Investment Corporation. Mr. Tan holds an M.S. degree in Business Administration from the University of San Francisco and a B.S. degree from Nanyang University. He has also served as a director of Creative Technology Ltd., a multimedia products company, since 1990.

     Hide L. Tanigami was appointed to serve as a member of our board of directors on December 3, 1997. Since January 1996, Mr. Tanigami has been President and Chief Executive Officer of Marubun USA Corporation, an electronic components trading company. Since July 1998, he has also been President and Chief Executive Officer of Global Sourcing, Inc., a consulting company. From October 1985 until March 1994, Mr. Tanigami was a co-founder and Vice President of Corporate Development at Catalyst Semiconductor, Inc. He also serves as a director of Catalyst Semiconductor, Inc. and was a director of Nexcom Technology, Inc. until we acquired it in December 1997. Mr. Tanigami also serves as a director of NexFlash Technologies, Inc. and as a director of Integrated Silicon Solution-Taiwan, Inc., both since October 1998. Mr. Tanigami holds an M.A. degree in Applied Linguistics from San Francisco State University and a B.A. degree from Kansai University of Foreign Studies.

     Chun Win Wong has served as a member of our board of directors since December 1994. Mr. Wong was also a member of our board of directors from March 1991 to May 1994 and a director of ISSI-Taiwan from March 1991 until July 1993. Since April 1994, Mr. Wong has been Vice Chairman of Wearnes Technology Pte, Ltd. (Wearnes) and since 1983, he has been Group General Manager of Wearnes Brothers, Limited, Singapore, the parent company of Wearnes, both of which are multinational electronics companies. He was also Managing Director of Wearnes from 1983 to 1994. From 1970 to 1980, Mr. Wong was Chief Executive Officer of Industrial Electronics and Engineers Limited, an electronics company which he founded. Mr. Wong holds a degree in Electrical and Control Engineering from the Royal Melbourne Institution of Technology in Australia.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of December 10, 1999 with respect to:

     - each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of common stock;

     - each of our directors;

     - each of our executive officers; and

     - all directors and executive officers as a group.

     Except as otherwise indicated in the footnotes to the table, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned by such stockholders, subject to community property laws where applicable.

                                                                        PERCENTAGE OF
                                                                           SHARES
                                                   NUMBER OF SHARES     BENEFICIALLY
            NAME OF BENEFICIAL OWNER              BENEFICIALLY OWNED        OWNED
            ------------------------              ------------------    -------------
Dimensional Fund Advisors.......................      1,129,400              5.5%
  1299 Ocean Avenue, 11th floor
  Santa Monica, CA 90401-1038
Jimmy S. M. Lee(1)..............................        470,639              2.3
Gary L. Fischer(2)..............................         11,792                *
Tom Doczy(3)....................................         60,192                *
Paul Jei-Zen Song(4)............................         48,632                *
Pauline Lo Alker(5).............................         20,417                *
Lip-Bu Tan(6)...................................        360,256              1.8
Hide L. Tanigami(7).............................         13,779                *
Chun Win Wong(8)................................        566,336              2.8
All directors and executive officers as a group
  (8 persons)(9)................................      1,552,043              7.5

-------------------------
 * Less than 1%

     This table is based upon information supplied by officers, directors and principal shareholders and schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 20,407,713 shares outstanding on December 10, 1999, adjusted as required by rules promulgated by the Securities and Exchange Commission.

 (1) Includes 128,828 shares issuable upon exercise of options which are exercisable within 60 days of December 10, 1999. Also includes 51,000 shares held by Mr. Lee as custodian for his minor children.

 (2) Includes 11,792 shares issuable upon exercise of options which are exercisable within 60 days of December 10, 1999.

 (3) Includes 59,730 shares issuable upon exercise of options which are exercisable within 60 days of December 10, 1999.

 (4) Includes 9,665 shares issuable upon exercise of options which are exercisable within 60 days of December 10, 1999.

 (5) Represents 20,417 shares issuable upon exercise of options which are exercisable within 60 days of December 10, 1999.

 (6) Includes 14,791 shares issuable upon exercise of options held by Mr. Tan which are exercisable within 60 days of December 10, 1999. Also includes 152,100 shares held by Walden Capital Partners II and 183,333 shares held by IVCIC. Mr. Tan is a General Partner of Walden Group and President of IVCIC and may be deemed to be a beneficial owner of the shares held by such entity.

 (7) Represents 7,500 shares issuable upon exercise of options which are exercisable within 60 days of December 10, 1999.

 (8) Includes 18,958 shares issuable upon exercise of options held by Mr. Wong which are exercisable within 60 days of December 10, 1999. Also includes an aggregate of 537,378 shares held by Wearnes Technology Pte. Ltd. and United Wearnes Technology Pte. Ltd. Mr. Wong is the Managing Director of Wearnes and may be deemed to be a beneficial owner of the shares held by such entities.

 (9) Includes 271,681 shares issuable upon the exercise of options which are exercisable within 60 days of December 10, 1999. See notes 1 through 8 above.

                                  UNDERWRITING

     We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, SoundView Technology Group, Inc. and Gerard Klauer Mattison & Co., Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discount and commissions on the cover page of the prospectus:

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Banc of America Securities LLC..............................     1,732,500
SoundView Technology Group, Inc.............................     1,237,500
Gerard Klauer Mattison & Co., Inc...........................       330,000
                                                                 ---------
  Total.....................................................     3,300,000
                                                                 =========

     The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

     The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $0.82 per share. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. No change in the selling terms will vary the proceeds to be received by us as specified on the cover page to the prospectus. The common stock is offered subject to a number of conditions, including:

     - receipt and acceptance of the common stock by the underwriters; and

     - the right on the part of the underwriters to reject orders in whole or in part.

     We have granted the underwriters an option to buy up to 495,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. If the underwriters exercise this option, they will each purchase, subject to a number of terms and conditions, additional shares approximately in proportion to the amounts specified in the table above. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 3,300,000 shares are being offered.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                        NO EXERCISE    FULL EXERCISE
                                                        -----------    -------------
Per share underwriting discounts and commissions......  $     1.47      $     1.47
Total underwriting discounts and commissions
  to be paid by us....................................  $4,851,000      $5,578,650

     The expenses of this offering, not including discounts and commissions, are estimated to be approximately $550,000 and will be paid by us. Expenses of the offering, exclusive of underwriting discounts and commissions, include the SEC filing fee, printing expenses, transfer agent and registration and other miscellaneous fees.

     We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and our executive officers and directors, certain of our shareholders may not offer, sell, contract to sell, or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

     We will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

     - short sales;

     - over-allotment;

     - purchases to cover positions created by short sales; and

     - stabilizing transactions.

     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. An order to cover a short position, the underwriters may bid for and purchase shares of common stock in the open market or may exercise their over-allotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     The underwriter may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

     As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

     In connection with this offering, some underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market activities at any time.

     A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView's affiliate, Wit Capital Corporation. Other than the prospectus in electronic format, the information on Wit Capital's web site and any information contained on any other web site maintained by Wit Capital is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Restated Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. We believe that these agreements are necessary to attract and retain qualified persons as directors and officers.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the Registration Statement on Form S-3 of which this prospectus is a part, as well as reports, proxy statements and other information filed by us, at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of such material from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the Securities and Exchange Commission at 1-800-732-0330 for information regarding the operations of its Public Reference Room. The Securities and Exchange Commission also maintains a World Wide Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (like ISSI) that file electronically.

     The Securities and Exchange Commission allows this Prospectus to "incorporate by reference" certain other information that we file with them (File No. 000-23084), which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities that we have registered.

          1. Our Annual Report on Form 10-K for the year ended September 30,
     1999;

          2. Our Quarterly Report on Form 10-Q for the period ended December 31, 1999; and

          3. The description of our capital stock contained in a Registration Statement on Form 8-A filed on January 7, 1995, including any amendments or reports filed for the purpose of updating such descriptions.

     If you make a request for such information in writing or by telephone, we will provide you without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for such information should be submitted in writing to us at the following address: Investor Relations, Integrated Silicon Solution, Inc., 2231 Lawson Lane, Santa Clara, California 95054, or by telephone at (408) 588-0800.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for ISSI by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at September 30, 1999 and 1998, and for each of the three years in the period ended September 30, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Financial Statements:
  Consolidated Statements of Operations for Fiscal Years
     Ended September 30, 1997, September 30, 1998, and
     September 30, 1999.....................................   F-3
  Consolidated Statements of Comprehensive Loss for Fiscal
     Years Ended September 30, 1997, September 30, 1998, and
     September 30, 1999.....................................   F-4
  Consolidated Balance Sheets as of September 30, 1998 and
     September 30, 1999.....................................   F-5
  Consolidated Statements of Stockholders' Equity for Fiscal
     Years Ended September 30, 1997, September 30, 1998, and
     September 30, 1999.....................................   F-6
  Consolidated Statements of Cash Flows for Fiscal Years
     Ended September 30, 1997, September 30, 1998, and
     September 30, 1999.....................................   F-7
  Notes to Consolidated Financial Statements................   F-8
  Condensed Consolidated Statements of Operations for the
     Three Months Ended December 31, 1998 and 1999
     (Unaudited)............................................  F-28
  Condensed Consolidated Statements of Comprehensive Income
     for the Three Months Ended December 31, 1998 and 1999
     (Unaudited)............................................  F-29
  Condensed Consolidated Balance Sheets at September 30,
     1999 and December 31, 1999 (Unaudited).................  F-30
  Condensed Consolidated Statements of Cash Flows for the
     Three Months Ended December 31, 1998 and 1999
     (Unaudited)............................................  F-31
  Notes to Condensed Consolidated Financial Statements
     (Unaudited)............................................  F-32

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Integrated Silicon Solution, Inc.

     We have audited the accompanying consolidated balance sheets of Integrated Silicon Solution, Inc. as of September 30, 1998 and 1999, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Integrated Silicon Solution, Inc. at September 30, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ ERNST & YOUNG LLP

San Jose, California
October 29, 1999

                       INTEGRATED SILICON SOLUTION, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEARS ENDED SEPTEMBER 30,
                                                    ------------------------------
                                                      1997       1998       1999
                                                    --------   --------   --------
Net sales (See Note 19)...........................  $108,261   $131,132   $ 83,309
Cost of sales (other than item below) (See Note
  19).............................................    76,105    103,794     66,816
Inventory write-down..............................        --     23,000         --
                                                    --------   --------   --------
Total cost of sales...............................    76,105    126,794     66,816
                                                    --------   --------   --------
Gross profit......................................    32,156      4,338     16,493
                                                    --------   --------   --------
Operating expenses
  Research and development........................    26,179     31,911     18,778
  Selling, general and administrative.............    16,753     18,402     11,899
  In-process technology charge....................        --      7,078         --
                                                    --------   --------   --------
     Total operating expenses.....................    42,932     57,391     30,677
                                                    --------   --------   --------
Operating loss....................................   (10,776)   (53,053)   (14,184)
Interest and other income (expense)...............     2,535     (1,697)     2,256
Interest expense..................................      (607)    (1,795)    (1,039)
Gain on sale of investments, net..................        --     10,494      2,658
                                                    --------   --------   --------
Loss before income taxes and minority interest....    (8,848)   (46,051)   (10,309)
Provision (benefit) for income taxes..............    (1,144)     4,668        608
                                                    --------   --------   --------
Net loss before minority interest.................    (7,704)   (50,719)   (10,917)
Minority interest in net loss of consolidated
  subsidiary......................................       (18)      (112)      (472)
Equity in net income of affiliated companies......        --         --        934
                                                    --------   --------   --------
Net loss..........................................  $ (7,686)  $(50,607)  $ (9,511)
                                                    ========   ========   ========
Basic and diluted net loss per share..............  $  (0.43)  $  (2.67)  $  (0.48)
                                                    ========   ========   ========
Shares used in per share calculation..............    17,748     18,940     19,633
                                                    ========   ========   ========

        See the accompanying notes to consolidated financial statements.

                       INTEGRATED SILICON SOLUTION, INC.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                                                    YEARS ENDED SEPTEMBER 30,
                                                  ------------------------------
                                                   1997        1998       1999
                                                  -------    --------    -------
                                                          (IN THOUSANDS)
Net loss........................................  $(7,686)   $(50,607)   $(9,511)
Other comprehensive income (loss), net of tax:
  Change in cumulative translation adjustment...   (2,002)     (2,539)     2,599
                                                  -------    --------    -------
Comprehensive loss..............................  $(9,688)   $(53,146)   $(6,912)
                                                  =======    ========    =======

        See the accompanying notes to consolidated financial statements.

                       INTEGRATED SILICON SOLUTION, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              SEPTEMBER 30,
                                                        -------------------------
                                                            1998           1999
                                                        -------------    --------
                                     ASSETS
Current assets:
  Cash and cash equivalents...........................    $ 27,776       $ 15,975
  Restricted cash.....................................         333             --
  Short-term investments..............................       7,800          7,650
  Accounts receivable, net of allowance for doubtful
     accounts of $1,804 in 1998 and $1,496 in 1999....      19,069         11,970
  Accounts receivable from related parties (See Note
     19)..............................................          --          3,206
  Inventories.........................................      46,484         29,681
  Other current assets................................       4,938          1,639
                                                          --------       --------
       Total current assets...........................     106,400         70,121
Property, equipment, and leasehold improvements,
  net.................................................      44,316          4,563
Other assets..........................................      51,452         47,147
                                                          --------       --------
       Total assets...................................    $202,168       $121,831
                                                          ========       ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.......................................    $ 18,325       $     --
  Accounts payable....................................      40,642         10,370
  Accounts payable to related parties (See Note 19)...          --          9,231
  Accrued compensation and benefits...................       2,945          1,933
  Accrued expenses....................................       8,036          6,068
  Income tax payable..................................         524            455
  Current portion of long-term obligations............       3,379             --
                                                          --------       --------
       Total current liabilities......................      73,851         28,057
Income tax payable -- noncurrent......................       4,996          4,996
Long-term obligations.................................      12,087             --
Minority interest in consolidated subsidiary..........      20,314             --
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.0001 par value: authorized
     shares -- 5,000 in 1998 and 1999. No shares
     outstanding......................................          --             --
  Common stock, $0.0001 par value: authorized
     shares -- 70,000 in 1998 and 1999. Issued and
     outstanding shares -- 19,417 in 1998 and 20,294
     in 1999..........................................           2              2
  Additional paid-in capital..........................     116,199        120,852
  Accumulated deficit.................................     (18,341)       (27,852)
  Accumulated comprehensive income....................      (6,787)        (4,188)
  Unearned compensation...............................        (153)           (36)
                                                          --------       --------
       Total stockholders' equity.....................      90,920         88,778
                                                          --------       --------
       Total liabilities and stockholders' equity.....    $202,168       $121,831
                                                          ========       ========

        See the accompanying notes to consolidated financial statements.

                       INTEGRATED SILICON SOLUTION, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                        RETAINED      ACCUMULATED
                                        COMMON STOCK     ADDITIONAL     EARNINGS     COMPREHENSIVE                      TOTAL
                                       ---------------    PAID-IN     (ACCUMULATED      INCOME         UNEARNED     STOCKHOLDERS'
                                       SHARES   AMOUNT    CAPITAL       DEFICIT)        (LOSS)       COMPENSATION      EQUITY
                                       ------   ------   ----------   ------------   -------------   ------------   -------------
                                                                             (IN THOUSANDS)
Balance at September 30, 1996........  17,607     $2      $104,788      $ 39,952        $(2,246)        $ (61)        $142,435
  Stock options exercised............     197     --           665            --             --            --              665
  Shares issued under stock purchase
    plan.............................     134     --         1,112            --             --            --            1,112
  Unearned compensation..............      --     --           204            --             --          (204)              --
  Amortization of unearned
    compensation.....................      --     --            --            --             --            43               43
  Translation adjustment.............      --     --            --            --         (2,002)           --           (2,002)
  Net loss...........................      --     --            --        (7,686)            --            --           (7,686)
                                       ------     --      --------      --------        -------         -----         --------
Balance at September 30, 1997........  17,938      2       106,769        32,266         (4,248)         (222)         134,567
  Stock options exercised............     461     --         1,674            --             --            --            1,674
  Shares issued under stock purchase
    plan.............................     245     --         1,379            --             --            --            1,379
  Amortization of unearned
    compensation.....................      --     --            --            --             --            69               69
  Shares issued for purchase of
    Nexcom Technology, Inc...........     773     --         6,377            --             --            --            6,377
  Translation adjustment.............      --     --            --            --         (2,539)           --           (2,539)
  Net loss...........................      --     --            --       (50,607)            --            --          (50,607)
                                       ------     --      --------      --------        -------         -----         --------
Balance at September 30, 1998........  19,417      2       116,199       (18,341)        (6,787)         (153)          90,920
  Stock options exercised............     556     --         2,064            --             --            --            2,064
  Shares issued under stock purchase
    plan.............................     235     --           699            --             --            --              699
  Amortization of unearned
    compensation.....................      --     --            --            --             --             8                8
  Cancellation of stock options......      --     --          (109)           --             --           109               --
  Warrants issued in connection with
    NexFlash Technologies spin-off...      --     --         1,999            --             --            --            1,999
  Shares issued for exercise of
    warrant..........................      86     --            --            --             --            --               --
  Translation adjustment.............      --     --            --            --          2,599            --            2,599
  Net loss...........................      --     --            --        (9,511)            --            --           (9,511)
                                       ------     --      --------      --------        -------         -----         --------
Balance at September 30, 1999........  20,294     $2      $120,852      $(27,852)       $(4,188)        $ (36)        $ 88,778
                                       ======     ==      ========      ========        =======         =====         ========

        See the accompanying notes to consolidated financial statements.

                       INTEGRATED SILICON SOLUTION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................  $ (7,686)  $(50,607)  $ (9,511)
     Adjustments to reconcile net income to net cash used in
       operating activities:
       Depreciation and amortization........................    11,408      9,065      4,608
       In-process technology charge.........................        --      7,078         --
       Net gain on sale of investments......................        --    (10,494)    (2,658)
       Provision for losses on accounts receivable..........       675         --         --
       Net foreign currency transaction (gains) losses......        17      3,188       (594)
       Equity in net income of affiliated companies.........        --         --       (934)
       Minority interest in net loss of consolidated
          subsidiary........................................       (18)      (112)      (472)
       Changes in operating assets and liabilities:
          Accounts receivable and accounts receivable from
            related parties (See Note 19)...................    (8,007)      (386)    (1,719)
          Inventories.......................................   (19,446)   (13,515)   (21,912)
          Other assets......................................     4,328      7,458     11,549
          Accounts payable and accounts payable to related
            parties (See Note 19)...........................    13,939     16,350        149
          Accrued expenses..................................       227     (2,553)      (963)
                                                              --------   --------   --------
            Net cash used in operating activities...........    (4,563)   (34,528)   (22,457)
Cash flows from investing activities:
  Acquisition of property, equipment, and leasehold
     improvements...........................................   (13,985)   (19,218)    (3,490)
  Purchases of available-for-sale securities................  (174,400)   (42,750)   (26,450)
  Sales of available-for-sale securities....................   211,000     60,550     26,600
  Cash impact of deconsolidation of ISSI-Taiwan.............        --         --    (12,818)
  Proceeds from partial sale of ISSI-Taiwan.................        --     37,594      4,957
     Investment in WaferTech, LLC...........................    (9,360)   (12,480)        --
  Proceeds from partial sale of Wafertech...................        --         --     10,000
     Investment in United Integrated Circuits Corp..........   (12,983)    (4,730)        --
  Proceeds from sale of United Integrated Circuits Corp.....        --         --      9,217
  Investment in NexFlash Technologies, Inc..................        --         --     (1,000)
  Investment in Dynachip....................................        --         --       (500)
  Investment in Nexcom Technology, Inc......................        --       (869)        --
  Proceeds from employees for UICC shares...................     5,345         --         --
                                                              --------   --------   --------
            Net cash provided by investing activities.......     5,617     18,097      6,516
Cash flows from financing activities:
  Proceeds from issuance of stock...........................     1,820      3,122      2,771
  Borrowings under notes payable and long-term
     obligations............................................    28,659     81,816     33,435
  Principal payments of notes payable and long-term
     obligations............................................   (23,092)   (65,884)   (32,393)
  Decrease in restricted cash...............................     1,821      4,800         --
                                                              --------   --------   --------
            Net cash provided by financing activities.......     9,208     23,854      3,813
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (165)    (1,981)       327
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........    10,097      5,442    (11,801)
Cash and cash equivalents at beginning of year..............    12,237     22,334     27,776
                                                              --------   --------   --------
Cash and cash equivalents at end of year....................  $ 22,334   $ 27,776   $ 15,975
                                                              ========   ========   ========

        See the accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     Integrated Silicon Solution, Inc. (the "Company") was incorporated in California on October 27, 1988 and reincorporated in Delaware on August 9, 1993.

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Integrated Silicon Solution, Inc. and its majority owned subsidiaries, after elimination of all significant intercompany accounts and transactions.

     The Company's financial results for fiscal year 1998 are presented on a consolidated basis and include the results of the operations of NexFlash and Integrated Silicon Solution Taiwan Inc. ("ISSI-Taiwan"). Effective November 1998, the Company's financial results no longer consolidate the results of NexFlash, as the Company's ownership of NexFlash became less than 50%. Effective November 1998, the Company accounts for NexFlash on the equity basis and includes in its financial statements its percentage share of NexFlash's results of operations. In late December 1998, the Company sold an additional 20% of its interest in ISSI-Taiwan and, as a result, reduced its ownership interest in ISSI-Taiwan to approximately 43%. The Company's Balance Sheet as of September 30, 1999 reflects the accounting for ISSI-Taiwan on the equity basis. Beginning with the second quarter of fiscal 1999, the Company's Statement of Operations no longer consolidate the results of ISSI-Taiwan, but instead accounts for ISSI-Taiwan on the equity basis and reflects its percentage share of ISSI-Taiwan's results of operations.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

     Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" all affected debt securities must be classified as held-to-maturity, trading, or available-for-sale and equity securities must be classified as trading or available-for-sale. Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date.

     At September 30, 1998 and 1999, all debt and equity securities were designated as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The amortized cost for available-for-sale debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income. At September 30, 1998 and 1999, the cost of these securities approximated the fair value (quoted market price) and the amount of unrealized gain or loss was not significant.

Except for the gains (losses) recognized on the sales of securities of ISSI-Taiwan, WaferTech, and UICC (see Note 18), there were no gains or losses on the sale of securities for the years ended September 30, 1997, 1998 and 1999.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out) or market. The Company's inventory valuation process is done on a part-by-part basis. Lower of cost or market adjustments, specifically identified on a part-by-part basis, reduce the carrying value of the related inventory and take into consideration reductions in sales prices, excess inventory levels and obsolete inventory. Once established, these adjustments are considered permanent and are not reversed until the related inventory is sold or disposed.

PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

     Property, equipment, and leasehold improvements are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments at the beginning of the lease term. Depreciation and amortization are computed using the straight-line method, based upon the shorter of the estimated useful lives ranging from three to seven years, or the lease term of the respective assets, if applicable.

ACCUMULATED COMPREHENSIVE INCOME (LOSS)

     The accumulated comprehensive income (loss) component within the stockholders' equity section of the Balance Sheet is comprised entirely of foreign currency translation adjustments.

REVENUE RECOGNITION

     The Company recognizes revenue to non-distributor customers upon shipment. The Company provides for estimated sales returns on sales to these customers. Sales made to distributors, under terms allowing certain rights of return and price protection on unsold merchandise held by the distributor, are deferred until the merchandise is sold by the distributor.

FOREIGN CURRENCY TRANSLATION

     The Company uses the local currency as its functional currency for all foreign subsidiaries. Translation adjustments, which result from the process of translating foreign currency financial statements into U.S. dollars, are included in the Accumulated comprehensive income component of stockholder's equity.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

     The Company operates in one business segment, which is to design, develop, and market high performance SRAM, DRAM, and NVM integrated circuits. The Company markets and distributes its products on a worldwide basis, primarily to original equipment manufacturers, contract manufacturers, and distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. In fiscal 1997, 1998 and 1999, one customer, 3Com, accounted for approximately 19%, 19%, and 20% of net sales, respectively.

     The Company maintains cash, cash equivalents, and short-term investments with various financial institutions. The Company's investment policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company is exposed to credit risk in the event of default by the financial institutions or issuers of investments to the extent of the amount recorded on the balance sheet. To date, the Company has not incurred losses related to these investments.

SEMICONDUCTOR INDUSTRY RISKS

     To date the Company has derived substantially all of its revenues from the sale of SRAM products. The Company has diversified into other product areas such as low and medium density DRAMs, and NVM products. However, a substantial majority of the Company's revenue is still derived from SRAM products and, if the market for SRAM products should decline and the Company has not successfully diversified, such decline would have a material adverse affect on the Company's financial performance.

     The semiconductor industry is characterized by rapid technological change, intense competitive pressure and cyclical market patterns. The Company's results of operations are affected by a wide variety of factors, including declines in average selling prices of the Company's products, oversupply of memory products in the market, failure to introduce new products and to implement technologies on a timely basis, the timing and announcement of new product introductions by the Company and its competitors, market acceptance of the Company's and its customers' products, the failure to anticipate changing customer product requirements, fluctuations in manufacturing yields, disruption in delivery and order fulfillment, and disruption in the supply of wafers or assembly services. Other factors include changes in product mix, seasonal fluctuations in customer demand for the Company's products, the timing of significant orders, increased expenses associated with new product introductions or process changes, the ability of customers to make payments to the Company, increases in material costs, increases in antidumping duties, increases in costs associated with the expansion of sales channels, increases in general and administrative expenses, and certain production and other risks associated with using independent manufacturers. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share is computed using the weighted number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the shares issuable upon the exercise of stock options and warrants under the treasury stock method.

     Basic and diluted net loss per share for each of the three years presented is computed using the weighted average number of shares of common stock outstanding during the period, as all other common equivalent shares are anti-dilutive.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS No.
133). FAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any will be immediately recognized in earnings. The Company expects to adopt FAS No. 133 as of the beginning of its fiscal year 2001. The Company does not believe that the adoption of FAS No. 133 will have a material impact on the Company's results of operations, cash flows, or financial position.

NOTE 2 CASH, CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS

     Cash, cash equivalents, restricted cash, and short-term investments consisted of the following at September 30:

                                                      1998       1999
                                                     -------    -------
                                                       (IN THOUSANDS)
Cash...............................................  $23,893    $13,732
Money market instruments...........................      195        660
Certificates of deposit............................    4,021      1,583
Auction preferred stock............................    1,000      5,200
Municipal bonds due in more than 3 years...........    6,800      2,450
                                                     -------    -------
Total..............................................  $35,909    $23,625
                                                     =======    =======

NOTE 3. INVENTORIES

     Inventories consisted of the following at September 30:

                                                      1998       1999
                                                     -------    -------
                                                       (IN THOUSANDS)
Purchased components...............................  $ 5,447    $ 5,168
Work-in-process....................................   14,868      6,807
Finished goods.....................................   26,169     17,706
                                                     -------    -------
                                                     $46,484    $29,681
                                                     =======    =======

     In fiscal 1998, the Company recorded inventory write-downs of $23.0 million, including $9.6 million in the September quarter. The inventory write-downs were predominately for lower of cost or market issues on certain of the Company's products, primarily SRAMs.

NOTE 4. OTHER ASSETS

     Other assets consisted of the following at September 30:

                                                      1998       1999
                                                     -------    -------
                                                       (IN THOUSANDS)
Investment in ISSI-Taiwan (see Notes 1 and 18).....  $    --    $21,886
Investment in WaferTech LLC. (see Notes 15 and
  21)..............................................   31,200     20,800
Investment in United Integrated Circuits Corp. (see
  Note 18).........................................   16,486         --
Other..............................................    3,766      4,461
                                                     -------    -------
                                                     $51,452    $47,147
                                                     =======    =======

NOTE 5. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

     Property, equipment, and leasehold improvements consisted of the following at September 30:

                                                      1998       1999
                                                     -------    -------
                                                       (IN THOUSANDS)
Machinery and equipment............................  $52,462    $21,996
Furniture and fixtures.............................    1,969        860
Building and improvements..........................   19,205        886
                                                     -------    -------
                                                      73,636     23,742
Less accumulated depreciation and amortization.....   29,320     19,179
                                                     -------    -------
                                                     $44,316    $ 4,563
                                                     =======    =======

NOTE 6. ACCRUED EXPENSES

     Accrued liabilities consisted of the following at September 30:

                                                        1998      1999
                                                       ------    ------
                                                        (IN THOUSANDS)
Accrued antidumping duties (see Note 15).............  $1,574    $1,574
Other................................................   6,462     4,494
                                                       ------    ------
                                                       $8,036    $6,068
                                                       ======    ======

NOTE 7. NOTES PAYABLE AND LONG-TERM OBLIGATIONS

     At September 30, 1999, the Company had no lines of credit. At September 30, 1998, ISSI - Taiwan had short-term lines of credit with various financial institutions whereby it could borrow in aggregate up to approximately $23,510,000 denominated in a combination of U.S. and New Taiwan dollars. As of September 30, 1998, ISSI-Taiwan had borrowings of approximately $18,225,000 outstanding under these lines of credit. These lines of credit were secured by time deposits of approximately $333,000, which were recorded as restricted cash, as well as approximately $5.8 million at cost of UICC stock. Commitment fees relating to these lines were not material. At September 30, 1998, the weighted average interest rate on borrowing under these lines was 8.4%.

     Long-term obligations consisted of the following at September 30:

                                                           1998     1999
                                                          -------   ----
                                                          (IN THOUSANDS)
Notes payable to bank, due in quarterly installments
  through 2004 with interest at 6.82% to 8.82% and
  secured by the Company's property and equipment.......  $15,466    $--
Less current portion....................................    3,379    --
                                                          -------    --
                                                          $12,087    $--
                                                          =======    ==

     Interest of $280,000, $913,000, and $0 was capitalized in fiscal 1997, 1998, and 1999, respectively.

NOTE 8. CAPITAL STOCK

     The Company's Restated Certificate of Incorporation provides for 70,000,000 authorized shares of Common Stock and 5,000,000 authorized shares of preferred stock. The terms of the preferred stock may be fixed by the Board of Directors, who have the right to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders of the Company. The rights of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

     As of September 30, 1999, shares of common stock were reserved for future issuance as follows:

Common shares reserved under Employee Stock Purchase Plan...    707,000
Common shares reserved under stock option plans.............  5,544,000
Common shares reserved for exercise of warrants.............    848,000

NOTE 9. STOCK PLANS

1989 STOCK OPTION PLAN

     During 1989, the Company adopted a stock option plan (the "Plan") that provides for the grant of incentive stock options to employees and nonstatutory stock options to employees, consultants and nonemployee directors of the Company.

     Incentive stock options and nonstatutory options granted under the Plan have five or ten-year terms. All incentive stock option grants and nonstatutory stock option grants must be at prices of at least 100% and 85%, respectively, of the fair market value of the stock on the date of grant, as determined by the Board of Directors.

     The options are exercisable as determined by the Board of Directors. Generally, the stock options vest ratably over a four-year period. The options expire upon the earlier of five or ten years from the date of grant or 30 days following termination of employment. Options to purchase 1,164,000 shares, 1,120,000 shares, and 920,000 shares were exercisable as of September 30, 1997, 1998, and 1999, respectively.

     In the event of certain changes in control of the Company, the Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; however, if such successor refuses to assume the then outstanding options, the Plan provides for the full acceleration of the exercisability of all outstanding options.

1996 STOCK OPTION PLAN

     On October 18, 1996, the Company adopted a stock option plan (the "1996 Plan") that provides for the grant of non-statutory stock options to non-executive employees and consultants of the Company.

     Under the terms of the plan, the exercise price and exercise period of stock option grants is determined by the Board of Directors on the date of grant. Generally, the stock options vest ratably over a four year period. The options expire upon the earlier of ten years from the date of grant or 30 days following termination of employment or consultancy. Options to purchase, 33,000 shares, 430,000 shares, and 493,000 shares were exercisable as of September 30, 1997, 1998 and 1999, respectively.

     In the event of certain changes in control of the Company, the 1996 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; however, if such successor refuses to assume the then outstanding options, the 1996 Plan provides for the full acceleration of the exercisability of all outstanding options.

1998 STOCK OPTION PLAN

     The Board of Directors and stockholders approved the 1998 Stock Option Plan ("1998 Plan") in October 1998 and January 1999, respectively. The 1998 Plan provides for the grant of incentive stock options to employees and nonstatutory stock options to employees, consultants and nonemployee directors of the Company. Stock purchase rights may also be granted under the 1998 Plan.

     Under the terms of the plan, the exercise price and exercise period of non-statutory stock option grants is determined by the Board of Directors on the date of grant. All incentive stock option grants must be at prices of at least 100% of the fair market value of the stock on the date of grant, as determined by the Board of Directors. Generally, the stock options vest ratably over a four year period. The options expire upon the earlier of ten years from the date of grant or 90 days following termination of employment or consultancy, unless specified otherwise in the option agreement. No options to purchaseshares were exercisable as of September 30, 1999.

     In the event of certain changes in control of the Company, the 1998 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; however, if such successor refuses to assume the then outstanding options, the 1998 Plan provides for the full acceleration of the exercisability of all outstanding options.

1995 DIRECTOR STOCK OPTION PLAN

     The Board of Directors and stockholders approved the 1995 Director Stock Option Plan ("Director Plan") in December 1995 and January 1996, respectively. Under the terms of the Director Plan, 125,000 shares of Common Stock were authorized for issuance. Each director who has been a non-employee director for at least six months will automatically receive a non-statutory option to purchase 2,500 shares of Common Stock upon such director's annual reelection to the Board by the stockholders. Options to purchase 13,000 shares, 26,000 shares, and 38,000 shares were exercisable at September 30, 1997, 1998 and 1999, respectively.

     The following table summarizes activity of the 1989, 1996, 1998 and Director Stock Option Plans (shares in thousands):

                                                                 OPTIONS OUTSTANDING
                                                     --------------------------------------------
                                          OPTIONS                                    WEIGHTED-
                                         AVAILABLE    NUMBER          PRICE           AVERAGE
                                         FOR GRANT   OF SHARES      PER SHARE      EXERCISE PRICE
                                         ---------   ---------   ---------------   --------------
Balance at September 30, 1996..........      690       2,500     $0.20 - $27.50        $12.31
  Authorized...........................      775          --           --                  --
  Granted..............................   (2,340)      2,340     $5.00 - $10.125       $ 8.72
  Exercised............................       --        (197)    $0.20 - $12.25        $ 3.37
  Canceled.............................    1,095      (1,095)    $0.20 - $27.50        $19.98
                                          ------      ------
Balance at September 30, 1997..........      220       3,548     $0.28 - $26.00        $ 8.07
  Authorized...........................    2,218          --           --                  --
  Granted..............................   (1,463)      1,463     $3.00 - $11.00        $ 8.08
  Exercised............................       --        (461)    $0.28 - $10.48        $ 3.63
  Canceled.............................    1,254      (1,254)    $3.00 - $26.00        $ 8.39
                                          ------      ------
Balance at September 30, 1998..........    2,229       3,296     $3.00 - $14.50        $ 8.57
  Authorized...........................      575          --           --                  --
  Granted..............................   (3,157)      3,157     $2.56 - $ 6.50        $ 3.06
  Exercised............................       --        (556)    $2.81 - $ 9.25        $ 3.68
  Canceled.............................    2,811      (2,811)    $2.56 - $13.00        $ 7.92
                                          ------      ------
Balance at September 30, 1999..........    2,458       3,086     $2.56 - $14.50        $ 4.42
                                          ======      ======

     For certain options granted in 1994, 1995 and 1997, the Company recognized as unearned compensation the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. The deemed value for accounting purposes represents the fair value at the date of grant. The compensation expense is being amortized ratably over the vesting period of the option. Compensation expense amounting to, $43,000, $69,000, and $8,000 was recognized for the years ending September 30, 1997, 1998, and 1999, respectively.

     Outstanding and exercisable options presented by price range at September 30, 1999 are as follows:

                                           OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                              ---------------------------------------------   --------------------------
                               NUMBER OF     WTD. AVERAGE                      NUMBER OF    WTD. AVERAGE
          RANGE OF              OPTIONS     REMAINING LIFE    WTD. AVERAGE      OPTIONS       EXERCISE
      EXERCISE PRICES         OUTSTANDING      (YEARS)       EXERCISE PRICE   EXERCISABLE      PRICE
      ---------------         -----------   --------------   --------------   -----------   ------------
$ 2.56 - $ 3.00.............     881,000         9.36            $ 2.68           94,000       $ 2.81
$ 3.16 - $ 3.16.............   1,341,000         9.17            $ 3.16          805,000       $ 3.16
$ 3.25 - $ 5.38.............     155,000         8.27            $ 4.69           58,000       $ 3.91
$ 6.50 - $ 8.00.............     316,000         8.26            $ 7.76          158,000       $ 7.79
$ 8.56 - $ 9.75.............     291,000         7.84            $ 9.21          245,000       $ 9.22
$10.00 - $14.50.............     102,000         6.92            $11.67           91,000       $11.73
                              ----------                                       ---------
$ 2.56 - $14.50.............   3,086,000         8.89            $ 4.42        1,451,000       $ 5.23
                              ==========                                       =========

EMPLOYEE STOCK PURCHASE PLAN

     In March 1993, the Company adopted an Employee Stock Purchase Plan ("Purchase Plan") under Section 423 of the Internal Revenue Code. Under the Company's Purchase Plan, eligible employees may purchase shares of the Company's common stock through payroll deductions. The shares are purchased at a price equal to 85% of the lesser of the fair value of the Company's common stock as of the first day of the 24-month offering period or the last day of each six-month purchase period. A total of 1,450,000 shares of common stock is reserved for issuance under the plan, of which 743,000 had been issued as of September 30, 1999.

REPRICE OF STOCK OPTIONS

     On December 2, 1998, the Board of Directors approved the repricing of certain options outstanding previously granted to employees of the Company. Approximately 1,949,000 shares with an aggregate exercise price of approximately $17.0 million were repriced to an exercise price of $3.1562 per share. In connection with the repricing, certain vesting and exercise rights were surrendered.

STOCK-BASED COMPENSATION

     As permitted under FAS 123, the Company has elected to follow APB 25 and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognized no compensation expense with respect to such awards.

     Pro forma information regarding net income (loss) and earnings (loss) per share is required by FAS 123 for awards granted or modified after September 30, 1995 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                        STOCK OPTIONS                ESPP
                                     --------------------    --------------------
                                     1997    1998    1999    1997    1998    1999
                                     ----    ----    ----    ----    ----    ----
Expected life (years)..............   5.0     5.0     5.0     0.5     0.5     0.5
Expected volatility................  0.70    0.76    0.85    0.53    0.72    1.16
Risk-free interest rate............  6.43%   5.50%   5.12%   5.50%   5.33%   4.84%

     The weighted-average fair value of options granted at market value during fiscal 1997, 1998 and 1999 was $4.02, $3.81 and $1.54 per share, respectively. The weighted-average fair value of employee stock purchase rights during fiscal 1997, 1998 and 1999 was $5.33, $3.89, and $3.04 per share, respectively.

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma information for the years ended September 30, is as follows (in thousands, except for income (loss) per share information):

                                              1997       1998       1999
                                            --------   --------   --------
Net loss
  As reported.............................  $ (7,686)  $(50,607)  $ (9,511)
  Pro forma...............................   (14,814)   (55,564)   (14,203)
Basic and diluted loss per share
  As reported.............................     (0.43)     (2.67)     (0.48)
  Pro forma...............................     (0.83)     (2.93)     (0.72)

     Because FAS 123 is applicable only to awards granted subsequent to September 30, 1995, its pro forma effect was not fully reflected until fiscal 1999. Due to the subjective nature of the assumptions used in the Black-Scholes model, the pro forma net loss and pro forma net loss per share may not be indicative of the effects on net income (loss) and net income (loss) per share in future years.

NOTE 10. 1998 ISSI-TAIWAN STOCK PLAN

     On October 29, 1998, the Company adopted the 1998 ISSI-Taiwan Stock Plan ("Taiwan Stock Plan") that provides for the grant of non-statutory stock options in the common stock of ISSI-Taiwan to the employees, consultants, and directors of the Company. Upon exercise, if any, the Company would sell its shares in ISSI-Taiwan to the optionee. Under terms of the Taiwan Stock Plan, the maximum aggregate number of shares of ISSI-Taiwan stock which may be optioned and sold is 12.0 million. This represents approximately 10% of the outstanding shares of ISSI-Taiwan.

     Under the terms of the plan, the exercise price, which is deemed to be the fair value of ISSI-Taiwan at the date of grant, and the exercise period of the non-statutory stock option grants are determined by the Board of Directors on the date of grant. Generally, the stock options vest one-third annually on the anniversary of the date of grant. The options expire upon the earlier of ten years from the date of grant or 30 days following termination of employment or consultancy. At September 30, 1999, options to purchase 10,374,000 shares of ISSI-Taiwan stock were outstanding, none of which were exercisable.

     If within twelve months of certain changes of control of the Company an optionee's status as an employee or consultant of the Company is terminated without cause, the Taiwan Stock Plan provides for full acceleration of the exercisability of all outstanding options.

NOTE 11. STOCKHOLDERS' EQUITY

     At September 30, 1998, the Company was subject to legal restrictions related to its distribution of ISSI-Taiwan earnings. In accordance with the Corporate Law of the Republic of China, before ISSI-Taiwan declares any part of net income as dividends and/or bonuses, ISSI-Taiwan must transfer 10% of its statutory net income to a legal reserve until such reserve is equal to ISSI-Taiwan's capital. At September 30, 1998, such restricted equity amounted to approximately $5,022,000. The legal reserve is not available for distribution; however, when the reserve exceeds 50% of ISSI-Taiwan's capital, 50% of the legal reserve in excess of 50% of ISSI-Taiwan's capital may be distributed in the form of stock. The reserve may be utilized at any time to offset a deficit. In addition, any distribution of equity of ISSI-Taiwan must allocate 1% of the related distribution to employees of ISSI-Taiwan.

NOTE 12. INCOME TAXES

     The provision (benefit) for income taxes consisted of the following for the years ended September 30:

                                              1997       1998     1999
                                             -------    ------    -----
                                                   (IN THOUSANDS)
Current
  Federal..................................  $(2,558)   $  114    $(250)
  State....................................        1        36       --
  Foreign..................................      116     2,377      858
                                             -------    ------    -----
     Total current.........................   (2,441)    2,527      608
Deferred:
  Federal..................................    2,584     2,289       --
  State....................................       --        --       --
  Foreign..................................   (1,287)     (148)      --
                                             -------    ------    -----
     Total deferred........................    1,297     2,141       --
                                             -------    ------    -----
     Total provision (benefit).............  $(1,144)   $4,668    $ 608
                                             =======    ======    =====

     Pretax income (loss) from foreign operations was approximately, $9,207,000, $200,000, and $(516,000) for 1997, 1998 and 1999, respectively.

     The Company's provision (benefit) for income taxes differs from the amount computed by applying the U.S. federal statutory rate (35%) to income before taxes and minority interest as follows for the years ended September 30:

                                           1997        1998       1999
                                          -------    --------    -------
                                            AS ADJUSTED (IN THOUSANDS)
Income taxes computed at the U.S.
  federal statutory rate................  $(3,097)   $(16,118)   $(3,821)
Valuation of deferred tax assets........    6,546      11,105         --
Net operating loss (utilized), not
  utilized..............................       --      (2,898)     2,088
Foreign earnings taxed at lower than
  U.S. rate.............................   (4,368)        (62)        --
Foreign withholding taxes...............       --       2,373        858
Tax exempt interest income..............     (328)        (93)        --
Gain on sale of ISSI-Taiwan stock.......       --       7,890      1,733
In-process research and development.....       --       2,477         --
Other individually immaterial items.....      103          (6)      (250)
                                          -------    --------    -------
     Total provision (benefit)..........  $(1,144)   $  4,668    $   608
                                          =======    ========    =======

     As of September 30, 1999 the Company has federal and state net operating loss carryforwards of approximately $27,000,000 and $7,000,000, respectively. The Company has federal research and development credit carryforwards, foreign tax credits and alternative minimum tax credit carryforwards of approximately $3,040,000, $3,820,000 and $350,000, respectively. The Company also has state research and manufacturers' investment tax credit carryforwards of approximately $1,350,000 and $650,000. The net operating losses, research credit carryforwards, foreign tax credit carryforwards and state manufacturers' investment tax credit carryforwards will expire at various dates beginning in 2001 through 2019, if not utilized.

     Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of deferred taxes consisted of the following at September 30:

                                                     1998        1999
                                                   --------    --------
                                                      (IN THOUSANDS)
Deferred tax assets:
  Depreciation...................................  $    577    $    955
  Inventory and other valuation reserves.........    11,961       5,078
Accrued expenses.................................     2,983       2,280
Taiwan -- investment tax credit carryforwards....     5,383          --
  Federal and state credit carryforwards.........     6,548       8,552
  Federal and state net operating loss
     carryforwards...............................     3,204       9,509
  Other, net.....................................     1,185       1,690
                                                   --------    --------
Subtotal.........................................    31,841      28,064
  Valuation allowance............................   (29,667)    (20,686)
                                                   --------    --------
     Total deferred tax assets...................  $  2,174    $  7,378
Deferred tax liabilities:
  Investments tax/book basis differences.........        --      (7,378)
                                                   --------    --------
     Net deferred tax assets.....................  $  2,174    $      0
                                                   ========    ========

     Management has established a valuation allowance for the net deferred tax assets based on management's belief that the realization of the deferred tax assets is not realizable on a more likely than not basis. The net deferred tax asset at September 30, 1998 was on ISSI-Taiwan's balance sheet and, as a result of deconsolidation of ISSI-Taiwan, there is no net deferred tax asset at September 30, 1999 for ISSI. The valuation allowance for deferred tax assets increased by $15,809,000 during 1998 and decreased by $8,981,000 during 1999. The decrease in the valuation allowance for 1999 resulted from the deconsolidation of ISSI-Taiwan and the resulting adjustment for the book/tax difference in the basis of the investment in ISSI-Taiwan. Approximately $3,250,000 of the valuation allowance is attributable to tax benefits of stock option deductions which will be credited to paid in capital when recognized.

NOTE 13. PER SHARE DATA

     The calculations of basic and diluted net loss per share for each of the three years ended September 30, 1999 are as follows:

                                                 YEARS ENDED SEPTEMBER 30,
                                          ---------------------------------------
                                             1997          1998           1999
                                          ----------    -----------    ----------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss................................   $(7,686)      $(50,607)      $(9,511)
                                           =======       ========       =======
Denominator for basic net loss per
  share:
  Weighted average common shares
     outstanding........................    17,748         18,940        19,633
Denominator for basic and diluted net
  loss per share........................    17,748         18,940        19,633
                                           =======       ========       =======
Basic and diluted net loss per share....   $ (0.43)      $  (2.67)      $ (0.48)
                                           =======       ========       =======

     The above diluted calculation for the years ended September 30, 1997, 1998 and 1999, does not include approximately, 1,418,000, 2,497,000, and 2,000,000 shares attributable to options as of September 30, 1997, 1998 and 1999, respectively, as their impact would be anti-dilutive. The above diluted calculation for the year ended September 30, 1999, does not include approximately 175,000 shares attributable to warrants as of September 30, 1999, as their impact would be anti-dilutive.

NOTE 14. GEOGRAPHIC AND SEGMENT INFORMATION

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131 "Disclosures About Segments of An Enterprise and Related Information" (FAS No. 131). FAS No. 131 requires the Company to use the "management approach" in disclosing segment information. FAS No. 131 became effective for the Company during fiscal 1999.

     The Company operates in one business segment, which is to design, develop, and market high-performance SRAM, DRAM, and NVM integrated circuits. The following table summarizes the Company's operations in different geographic areas:

                                   YEAR ENDED SEPTEMBER 30, 1997
                             -----------------------------------------
                                                          ADJUSTMENTS/
                             UNITED STATES     TAIWAN     ELIMINATIONS    CONSOLIDATED
                             -------------    --------    ------------    ------------
                                                  (IN THOUSANDS)
Net sales..................    $ 66,833       $114,809      $(73,381)       $108,261
                               ========       ========      ========        ========
Operating income (loss)....    $(20,504)      $  8,995      $    733        $(10,776)
                               ========       ========      ========        ========
Long-lived assets..........    $  8,817       $ 25,219      $     --        $ 34,036
                               ========       ========      ========        ========

                                   YEAR ENDED SEPTEMBER 30, 1998
                             -----------------------------------------
                                                          ADJUSTMENTS/
                             UNITED STATES     TAIWAN     ELIMINATIONS    CONSOLIDATED
                             -------------    --------    ------------    ------------
                                                  (IN THOUSANDS)
Net sales..................    $ 85,378       $117,404      $(71,650)       $131,132
                               ========       ========      ========        ========
Operating income (loss)....    $(56,374)      $  3,266      $     55        $(53,053)
                               ========       ========      ========        ========
Long-lived assets..........    $  6,366       $ 37,950      $     --        $ 44,316
                               ========       ========      ========        ========

                                           YEAR ENDED SEPTEMBER 30, 1999
                       ---------------------------------------------------------------------
                                                                ADJUSTMENTS/
                       UNITED STATES    HONG KONG    TAIWAN     ELIMINATIONS    CONSOLIDATED
                       -------------    ---------    -------    ------------    ------------
                                                  (IN THOUSANDS)
Net sales............    $ 70,687        $9,133      $34,932      $(31,443)       $ 83,309
                         ========        ======      =======      ========        ========
Operating loss.......    $(12,450)       $ (191)     $(1,349)     $   (194)       $(14,184)
                         ========        ======      =======      ========        ========
Long-lived assets....    $  4,428        $  135      $    --      $     --        $  4,563
                         ========        ======      =======      ========        ========

     Transfers between geographic areas are accounted for at amounts which are generally above cost and consistent with rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements.

     Long-lived assets by geographic area are those assets used in the Company's operations in each area.

     Export sales by the U.S. operating company were approximately, $14,125,000, $26,393,000, and $21,587,000 for the years ended September 30, 1997, 1998, and
1999, respectively.

     Net foreign currency transaction gains (losses) of approximately, $(17,000), $(3,188,000), and $594,000 for the years ended September 30, 1997,
1998 and 1999, respectively, were primarily the result of the settlement of intercompany transactions and are included in the determination of net income.

NOTE 15. COMMITMENTS AND CONTINGENCIES

PATENTS AND LICENSES

     In the semiconductor industry it is typical for companies to receive notices from time to time alleging infringement of patents or other intellectual property rights of others. The Company has been, and from time-to-time expects to be, notified of claims that it may be infringing patents, maskwork rights or copyrights owned by third parties. There can be no assurance that other companies will not in the future pursue claims against the Company with respect to the alleged infringement of patents, maskwork rights, copyrights or other intellectual property owned by third parties. If it appears necessary or desirable, the Company may seek licenses under patents that it is alleged to be infringing. Although patent holders commonly offer such licenses, there is no assurance that any licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license under a key patent or intellectual property right from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of the products utilizing the invention or to attempt to develop non-infringing products, any of which could materially and adversely affect the Company's business and operating results. Furthermore, there can be no assurance that the Company will not become involved in protracted litigation regarding the alleged infringement by the Company of third party intellectual property rights or litigation to assert and protect patents or other intellectual property rights of the Company. Any litigation relating to patent infringement or other intellectual property matters could result in substantial cost and diversion of resources by the Company which could materially and adversely affect the Company's business and operating results.

LITIGATION

     In April 1998, the U.S. Department of Commerce ("DOC") published an antidumping duty order on imports of SRAMs from Taiwan, from where the Company currently imports a majority of its SRAMs. As a consequence of this antidumping duty order, the Company is required to post a cash deposit on imports of Taiwan fabricated SRAM wafers or devices, at the ad valorem rate of 7.56%. For entries after March 31, 1999, the cash deposits could be returned to the Company or, alternatively, the Company could forfeit amounts deposited and owe duties and interest in addition to the amounts deposited, depending on whether the DOC conducts an administrative review of imports entered, between April 1, 1999 and March 31, 2000 and if so, on the results of the DOC review. The Company will pay duty deposits on Taiwan SRAM entries before that date at the deposit rate.

     The Company has retained legal counsel to defend its interests in the antidumping proceedings. In addition, certain aspects of the antidumping determination are being challenged in federal court proceedings by respondents to the investigation, and these proceedings could result in the termination of this antidumping case.

     Duties calculated and assessed by the government could have a material adverse affect on the Company's gross margins and profits. There can be no assurance that any reviews or proceedings will mitigate or eliminate antidumping duties.

     On October 22, 1998, Micron Technology filed an anti-dumping petition against DRAMs fabricated in Taiwan. Currently, the Company's DRAM products are fabricated in Taiwan. Subsequent to the petition filing the DOC established a general dumping duty deposit rate of 21.35% which would have applied to the Company. On December 2, 1999, the International Trade Commission ("ITC") informed the DOC that it had issued a negative final determination in the DRAM investigation. The DRAM investigation has, therefore, been terminated and there is presently no antidumping duty required. The ITC ruling can be appealed in federal court, but as of December 6, 1999, no such appeal has been filed.

LEASES

     The Company leases its facilities under operating lease agreements that expire at various dates through 2006. The Company entered into a ten year lease effective December 1, 1996 for its headquarters facility in Santa Clara, California. The Company subleases to NexFlash approximately 9,000 square feet. The sublease expires in September

2000. Additionally, the Company subleases approximately 24,000 square feet to a third party. The sublease expires in March 2000. Minimum rental commitments under these leases are as follows (in thousands):

2000 (net of sublease income of $452).......................  $   983
2001........................................................    1,356
2002........................................................    1,401
2003........................................................    1,431
2004........................................................    1,451
Thereafter..................................................    3,739
                                                              -------
     Total minimum rental commitments.......................  $10,361
                                                              =======

     Total rental expense for the years ended September 30, 1997, 1998, and 1999 was approximately, $1,372,000 (net of sublease income of $148,000), $1,078,000 (net of sublease income of $375,000), and $1,050,000 (net of sublease income of $630,000), respectively.

COMMITMENTS TO WAFER FABRICATION FACILITIES

     In June 1996, the Company entered into a business venture "WaferTech, LLC" with TSMC, Altera, Analog Devices, and private investors to build a wafer fabrication facility in Camas, Washington. The Company agreed to invest $31.2 million for a 4% equity interest in the venture and, as of September 30, 1998, all of this amount had been paid. In December 1998, the Company agreed to sell approximately 33% of its investment in WaferTech to TSMC for $10.0 million. The transaction was completed in January 1999, and the Company retains a 2.67% interest in WaferTech.

     The Company has also agreed to certain minimum wafer purchase commitments with its foundry partners in exchange for wafer capacity commitments. In fiscal 1995, the Company entered into an agreement with TSMC pursuant to which the Company agreed to acquire specified wafer capacity through 2001. The Company also agreed to make certain annual payments, the remaining amount of which totals approximately $9.6 million through 2001, to TSMC for additional capacity above the annual base capacity. Wafer purchases in any given year are first applied to the base capacity and then to the Company's $9.6 million obligation. As a result, the $9.6 million may be subject to forfeiture if the Company does not purchase the base capacity and additional capacity for which it has contracted. To date, the Company has never forfeited any amounts under this agreement. The Company also has minimum purchase obligations to TSMC related to WaferTech LLC. The Company is obligated to purchase from WaferTech or TSMC a minimum of 2.3% of WaferTech's installed capacity. Initial wafer outs occurred in the second half of calendar 1998. Although the Company has rights to re-schedule or assign capacity to another party, there can be no assurance that such re-schedule or assignment would be successfully accomplished. Should the Company fail to re-schedule or assign unneeded capacity, the Company's business and operating results could be adversely affected.

NOTE 16. EMPLOYEE BENEFIT PLAN

     In August 1992, the Company established a defined contribution retirement plan with 401(k) plan features. The plan covers all United States employees 18 years and older. Employees may make contributions by a percentage reduction in their salaries, up to $10,000 for 1999. The Company elected to make no contributions during the years ended September 30, 1997, 1998 and 1999. Administrative expenses relating to the plan are insignificant.

NOTE 17. SUPPLEMENTAL CASH FLOW INFORMATION

                                                YEARS ENDED SEPTEMBER 30,
                                            ---------------------------------
                                             1997         1998         1999
                                            -------   -------------   -------
                                                     (IN THOUSANDS)
Cash paid for interest....................  $ 1,431      $2,896       $ 1,234
Cash paid (refunded) for income taxes.....   (5,004)      2,561        (1,986)
Fixed assets acquired for accounts
  payable.................................       --       4,440            --
Stock issued in acquisition of Nexcom.....       --       6,377            --
Assets acquired from Nexcom...............       --       2,515            --
Liabilities assumed from Nexcom...........       --       3,762            --

NOTE 18. TRANSACTIONS

     On December 3, 1997, the Company completed its acquisition of Nexcom Technology, Inc. ("Nexcom") in exchange for the issuance of 772,693 shares of Common Stock, $0.5 million in cash, and the assumption of $1.2 million of net liabilities (total consideration of approximately $8.5 million). The transaction was accounted for as a purchase and resulted in an in-process technology charge of approximately $7.1 million in the Company's December 31, 1997 quarter. Nexcom was formed in 1990 and was engaged primarily in the research and development of non-volatile flash memory technology.

     On June 29, 1998, the Company sold approximately 46% of ISSI-Taiwan to a group of private investors. The price was privately negotiated between the parties. Cash proceeds from the transaction totaled $35.5 million net of withholding and transaction taxes. The transaction resulted in a pre-tax gain of $10.5 million which is recorded in the Company's June 30, 1998 quarter.

     Effective October 1, 1998, the Company transferred certain employees and joint ownership of certain patents and related Flash technology to a newly formed company, NexFlash Technologies, Inc. The Company and NexFlash jointly own existing Flash related patents, and NexFlash will continue development of Flash products. The Company owns approximately 32% of NexFlash, and ISSI-Taiwan owns approximately 17%. ISSI's President is Chairman of NexFlash. In connection with the NexFlash transaction, the Company issued warrants to purchase an aggregate of 981,659 shares of ISSI Common Stock at an exercise price of $3.76 per share to the NexFlash investors. The Company determined the fair value of the warrants using the Black-Scholes valuation model assuming a fair value of the common stock of $4.44 per share, risk free interest rate of 4.43%, volatility factor of 70%, and a life of two years. The warrants expire on November 4, 2000.

     In December 1998, the Company sold an additional 20% of its holdings in ISSI-Taiwan to a group of private investors resulting in a pre-tax gain of $1.2 million. Proceeds from the transaction net of withholding and transaction taxes totaled $6.6 million (including cash of $4.3 million and notes receivable of $2.3 million). Effective December 31, 1998, the Company owned approximately 43% of ISSI-Taiwan and accounted for ISSI-Taiwan on the equity basis. ISSI-Taiwan was consolidated in the accompanying statement of operations until December 31, 1998 when the additional 20% of the Company's holdings were sold. The accompanying consolidated balance sheet as of September 30, 1999 reflects ISSI-Taiwan as an investment accounted for on the equity basis.

     In December 1998, the Company agreed to sell approximately 33% of its investment in WaferTech to TSMC for approximately $10.0 million. The transaction was completed in January 1999, and the Company retains a 2.67% interest in WaferTech. The Company recorded a loss of approximately $0.4 million in the March 1999 quarter related to this transaction.

     In April 1999, the Company agreed to sell its investment in UICC to UMC for its original acquisition cost. The Company recorded a gain of approximately $1.8 million in the June 1999 quarter related to this transaction. The gain results from adjustments to the original acquisition value for fluctuations in the New Taiwanese Dollar.

NOTE 19. RELATED PARTY TRANSACTIONS

     As of December 31, 1998, at the time of deconsolidation, the Company had an accounts receivable balance of approximately $8,783,000, which included advances to ISSI-Taiwan against future inventory purchases. For the nine months ended September 30, 1999, the Company sold approximately $1,412,000 of memory products to ISSI-Taiwan, in which it has approximately 43% ownership. The Company had an accounts receivable balance from ISSI-Taiwan at September 30, 1999 of approximately $1,915,000.

     The Company purchases goods and contract manufacturing services from ISSI-Taiwan. As of December 31, 1998, at the time of deconsolidation, the Company had an accounts payable balance to ISSI-Taiwan of approximately $1,947,000. Purchases of goods and services in the nine months ended September 30, 1999 were approximately $55,840,000. The Company had an accounts payable balance to ISSI-Taiwan at September 30, 1999 of approximately $9,231,000.

     For the eleven months ended September 30, 1999, the Company sold approximately $1,542,000 of memory products to NexFlash, in which it has approximately 32% ownership. In addition, the Company received approximately $167,000 in sublease income from NexFlash (See Note 15). The Company had an accounts receivable balance from NexFlash at September 30, 1999 of approximately $1,291,000.

NOTE 20. INVESTMENT IN ISSI-TAIWAN

     The following summarizes financial information for ISSI-Taiwan, as of September 30, 1999 and for the period from January 1, 1999 through September 30, 1999.

                                              SEPTEMBER 30, 1999
                                             ---------------------
                                                (IN THOUSANDS)
Current assets.............................         $59,629
Property, plant, and equipment and other
  assets...................................          45,294
Current liabilities........................          39,449
Long-term debt.............................          13,900

                                             FROM JANUARY 1, 1999
                                                    THROUGH
                                              SEPTEMBER 30, 1999
                                             ---------------------
                                                (IN THOUSANDS)
Net sales..................................         $82,381
Gross profit...............................          12,494
Net income.................................           4,764

NOTE 21. SUBSEQUENT EVENT

ADDITIONAL INVESTMENT WAFERTECH

     On October 13, 1999, the major investors in WaferTech, which include TSMC, Altera, Analog Devices, and ISSI, made pro-rata investments in WaferTech. The Company's pro-rata amount of $2.7 million was invested along with the other partners. The Company's investment in WaferTech as of September 30, 1999 was $20.8 million. After the October 1999 additional investment, the Company's total investment in WaferTech is $23.5 million.

                       INTEGRATED SILICON SOLUTION, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               THREE MONTHS ENDED
                                                                  DECEMBER 31,
                                                             ----------------------
                                                               1998         1999
                                                             ---------    ---------
                                                                  (UNAUDITED)
                                                             (IN THOUSANDS, EXCEPT
                                                                PER SHARE DATA)
Net sales (See Note 12)....................................   $26,801      $23,251
Cost of sales..............................................    22,796       16,971
                                                              -------      -------
Gross profit...............................................     4,005        6,280
                                                              -------      -------
Operating expenses:
  Research and development.................................     5,773        3,619
  Selling, general and administrative......................     3,622        3,207
                                                              -------      -------
     Total operating expenses..............................     9,395        6,826
                                                              -------      -------
Operating loss.............................................    (5,390)        (546)
Other income (loss), net...................................     1,586          (56)
                                                              -------      -------
Loss before income taxes, minority interest and equity in
  net income of affiliated companies.......................    (3,804)        (602)
Provision for income taxes.................................       633           50
                                                              -------      -------
Net loss before minority interest and equity in net income
  of affiliated companies..................................    (4,437)        (652)
Minority interest in net loss of consolidated subsidiary...      (472)          --
Equity in net income of affiliated companies...............        --        1,146
                                                              -------      -------
Net income (loss)..........................................   $(3,965)     $   494
                                                              =======      =======
Basic net income (loss) per share..........................   $ (0.20)     $  0.02
                                                              =======      =======
Shares used in basic per share calculation.................    19,418       20,378
                                                              =======      =======
Diluted net income (loss) per share........................   $ (0.20)     $  0.02
                                                              =======      =======
Shares used in diluted per share calculation...............    19,418       22,498
                                                              =======      =======

     See accompanying notes to condensed consolidated financial statements.

                       INTEGRATED SILICON SOLUTION, INC.

           CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                              THREE MONTHS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998        1999
                                                              --------      -----
                                                                  (UNAUDITED)
                                                                (IN THOUSANDS)
Net income (loss)...........................................  $(3,965)      $494
Other comprehensive income, net of tax:
  Change in cumulative translation adjustment...............    2,322        293
                                                              -------       ----
Comprehensive income (loss).................................  $(1,643)      $787
                                                              =======       ====

     See accompanying notes to condensed consolidated financial statements.

                       INTEGRATED SILICON SOLUTION, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      SEPTEMBER 30,    DECEMBER 31,
                                                          1999             1999
                                                      -------------    ------------
                                                                       (UNAUDITED)
                                      ASSETS
Current assets:
  Cash and cash equivalents.........................    $ 15,975         $ 11,419
  Short-term investments............................       7,650            5,150
  Accounts receivable...............................      11,970           15,282
  Accounts receivable from related parties (See
     Note 12).......................................       3,206            2,256
  Inventories.......................................      29,681           34,423
  Other current assets..............................       1,639            1,290
                                                        --------         --------
     Total current assets...........................      70,121           69,820
Property, equipment, and leasehold improvements,
  net...............................................       4,563            4,798
Other assets........................................      47,147           50,676
                                                        --------         --------
     Total assets...................................    $121,831         $125,294
                                                        ========         ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................    $ 10,370         $  9,772
  Accounts payable to related parties (See Note
     12)............................................       9,231           11,646
  Accrued compensation and benefits.................       1,933            1,517
  Accrued expenses..................................       6,068            6,010
  Income tax payable................................         455              290
  Current portion of long-term obligations..........          --              130
                                                        --------         --------
     Total current liabilities......................      28,057           29,365
Income tax payable -- non-current...................       4,996            4,996
Long-term obligations...............................          --              420
Commitments and contingencies
Stockholders' equity:
  Preferred stock...................................          --               --
  Common stock......................................           2                2
  Additional paid-in capital........................     120,852          121,795
  Accumulated deficit...............................     (27,852)         (27,358)
  Accumulated comprehensive income..................      (4,188)          (3,895)
  Unearned compensation.............................         (36)             (31)
                                                        --------         --------
     Total stockholders' equity.....................      88,778           90,513
                                                        --------         --------
     Total liabilities and stockholders' equity.....    $121,831         $125,294
                                                        ========         ========

     See accompanying notes to condensed consolidated financial statements.

                       INTEGRATED SILICON SOLUTION, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            THREE MONTHS ENDED
                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------    -------
                                                                (UNAUDITED)
                                                              (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).......................................  $ (3,965)   $   494
  Gain on partial sale of ISSI-Taiwan.....................    (1,211)        --
  Depreciation and amortization...........................     2,274        725
  Minority interest in consolidated subsidiary............      (472)        --
  Equity in net income of affiliated companies............        83     (1,146)
  Net foreign currency transaction (gains) losses.........      (596)        --
  Other charges to net income (loss) not affecting cash...         8        200
  Net effect of changes in current and other assets and
     current liabilities..................................      (503)    (5,200)
                                                            --------    -------
     Cash used in operating activities....................    (4,382)    (4,927)
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures....................................    (2,250)      (360)
  Purchases of available-for-sale securities..............   (13,900)        --
  Sales of available-for-sale securities..................    14,000      2,500
  Partial sale of ISSI-Taiwan.............................     4,957         --
  Deconsolidation of ISSI-Taiwan..........................   (12,818)        --
  Investment in Wafertech, LLC............................        --     (2,667)
  Investment in NexFlash..................................    (1,000)        --
  Investment in DynaChip..................................      (500)        --
                                                            --------    -------
     Cash used in investing activities....................   (11,511)      (527)
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under notes payable and long-term
     obligations..........................................    33,435         --
  Proceeds from issuance of common stock..................         2        948
  Principal payments on notes payable and long-term
     obligations..........................................   (32,293)       (50)
                                                            --------    -------
     Cash provided by financing activities................     1,144        898
                                                            --------    -------
Effect of exchange rate changes on cash and cash
  equivalents.............................................       327         --
                                                            --------    -------
Net decrease in cash and cash equivalents.................   (14,422)    (4,556)
Cash and cash equivalents at beginning of period..........    27,776     15,975
                                                            --------    -------
Cash and cash equivalents at end of period................  $ 13,354    $11,419
                                                            ========    =======

     See accompanying notes to condensed consolidated financial statements.

                       INTEGRATED SILICON SOLUTION, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying condensed financial statements include the accounts of Integrated Silicon Solution, Inc. (the "Company") and its consolidated majority owned subsidiaries, after elimination of all significant intercompany accounts and transactions and have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.

     Operating results for the three months ended December 31, 1999 are not necessarily indicative of the results that may be expected for the year ending September 30, 2000.

2. CONCENTRATIONS

     Sales to 3 Com accounted for approximately 15% and 12% of total net sales for the quarters ended December 31, 1998 and December 31, 1999, respectively. Sales to Flextronics International accounted for approximately 12% of total net sales for the quarter ended December 31, 1999. For the quarter ended December 31, 1998, sales to Flextronics were less than 10% of total net sales.

     The Company uses ISSI-Taiwan for coordinating wafer purchases, assembly, and testing for a substantial majority of its inventory.

3. CASH, CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS

     Cash, cash equivalents, and short-term investments consisted of the following:

                                              SEPTEMBER 30,    DECEMBER 31,
                                                  1999             1999
                                              -------------    ------------
                                                     (IN THOUSANDS)
Cash........................................     $13,732         $10,043
Money market instruments....................         660           1,247
Certificates of deposit.....................       1,583             129
Auction preferred stock.....................       5,200           4,200
Municipal bonds due in more than 3 years....       2,450             950
                                                 -------         -------
                                                 $23,625         $16,569
                                                 =======         =======

                       INTEGRATED SILICON SOLUTION, INC.

4. INVENTORIES

     The following is a summary of inventories by major category:

                                              SEPTEMBER 30,    DECEMBER 31,
                                                  1999             1999
                                              -------------    ------------
                                                     (IN THOUSANDS)
Raw materials...............................     $ 5,168         $ 7,705
Work-in-process.............................       6,807           3,890
Finished goods..............................      17,706          22,828
                                                 -------         -------
                                                 $29,681         $34,423
                                                 =======         =======

5. OTHER ASSETS

     Other assets consisted of the following:

                                              SEPTEMBER 30,    DECEMBER 31,
                                                  1999             1999
                                              -------------    ------------
                                                     (IN THOUSANDS)
Investment in ISSI-Taiwan...................     $21,886         $23,148
Investment in WaferTech LLC.................      20,800          23,467
Other.......................................       4,461           4,061
                                                 -------         -------
                                                 $47,147         $50,676
                                                 =======         =======

     On October 13, 1999, the major investors in WaferTech, which include TSMC, Altera, Analog Devices, and ISSI, made additional pro-rata investments in WaferTech. The Company's pro-rata amount of $2.7 million was invested along with the other partners.

6. INCOME TAXES

     The income tax provision for the three month period ended December 31, 1998 was based on an annual estimate of Taiwan taxable income after the exemption for the Taiwan tax holiday plus withholding taxes primarily related to the sale of ISSI-Taiwan stock. The income tax provision for the three month period ended December 31, 1999 is based on foreign withholding taxes. Due to U.S. operating losses, there is no U.S. tax provision. The effective tax rate for the three months ended December 31, 1999 differs from the federal statutory rate primarily as a result of a valuation allowance established to cover federal net operating losses and foreign withholding taxes which will not be realized on a current basis based on management's expectations of future taxable income and actual taxable income for the prior years.

                       INTEGRATED SILICON SOLUTION, INC.

7. NET INCOME (LOSS) PER SHARE

     The Company calculates earnings per share in accordance with the Financial Accounting Standards Board Statement No. 128, "Earnings Per Share."

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                             THREE MONTHS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                              1998       1999
                                                             -------    -------
Numerator for basic and diluted net income (loss) per
  share:
Net income (loss)..........................................  $(3,965)   $   494
                                                             =======    =======
Denominator for basic net income (loss) per share:
Weighted average common shares outstanding.................   19,418     20,378
                                                             -------    -------
Denominator for basic net income (loss) per share..........   19,418     20,378
Dilutive stock options.....................................       --      1,664
Dilutive warrants..........................................       --        456
                                                             -------    -------
Denominator for diluted net income (loss) per share........   19,418     22,498
                                                             =======    =======
Basic net income (loss) per share..........................  $ (0.20)   $  0.02
                                                             =======    =======
Diluted net income (loss) per share........................  $ (0.20)   $  0.02
                                                             =======    =======

     The above diluted calculation does not include approximately 3,492,000 and 346,000 shares attributable to options as of December 31, 1998 and 1999, respectively, and 981,659 shares attributable to warrants as of December 31, 1998 as their impact would be anti-dilutive.

8. USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

9. LITIGATION

     In April 1998, the U.S. Department of Commerce ("DOC") published an antidumping duty order on imports of SRAMs from Taiwan, from where the Company currently imports a majority of its SRAMs. As a consequence of this antidumping duty order, the Company is required to post a cash deposit on imports of Taiwan fabricated SRAM wafers or devices, at the ad valorem rate of 7.56%. For entries after March 31, 1999, the cash deposits could be returned to the Company or, alternatively, the Company could forfeit amounts deposited and owe duties and interest in addition to the amounts deposited, depending on whether the DOC conducts an administrative review of imports entered between April 1, 1999 and March 31, 2000, and if so, on the results of the DOC

                       INTEGRATED SILICON SOLUTION, INC.

review. The Company will pay duty deposits on Taiwan SRAM entries before that date at the deposit rate.

     The Company has retained legal counsel to defend its interests in the antidumping proceedings. In addition, certain aspects of the antidumping determination are being challenged in federal court proceedings by respondents to the investigation, and these proceedings could result in the termination of this antidumping case.

     Duties calculated and assessed by the government could have a material adverse affect on the Company's gross margins and profits. There can be no assurance that any reviews or proceedings will mitigate or eliminate antidumping duties.

     On October 22, 1998, Micron Technology filed an antidumping petition against DRAMs fabricated in Taiwan. Currently, the Company's DRAM products are fabricated in Taiwan. Subsequent to the petition filing the DOC established a general dumping duty deposit rate of 21.35% which would have applied to the Company. On December 2, 1999, the International Trade Commission ("ITC") informed the DOC that it had issued a negative final determination in the DRAM investigation. The DRAM investigation has, therefore, been terminated and there is presently no antidumping duty required. In January 2000, Micron filed a summons with the U.S. Court of International Trade appealing the ITC determination.

10. LONG TERM OBLIGATIONS

     The Company leases certain of its equipment under a capital lease. The lease is collateralized by the underlying assets. At December 31, 1999, property and equipment with a cost of $600,000 was subject to this financing arrangement. Related accumulated amortization at December 31, 1999 amounted to $12,500. Under the terms of the lease, the Company owes monthly payments of $15,108 through September 1, 2003. Remaining principle and interest payments are $559,679 and $120,282, respectively at December 31, 1999.

11. GEOGRAPHIC AND SEGMENT INFORMATION

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131 "Disclosures About Segments of An Enterprise and Related Information" (FAS No. 131). FAS No. 131 requires the Company to use the "management approach" in disclosing segment information. FAS No. 131 became effective for the Company during fiscal 1999.

                       INTEGRATED SILICON SOLUTION, INC.

     The Company operates in one business segment, which is to design, develop, and market high-performance SRAM, DRAM, and NVM integrated circuits. The following table summarizes the Company's operations in different geographic areas:

                                      THREE MONTHS ENDED DECEMBER 31, 1998
                               --------------------------------------------------
                                                                     ADJUSTMENTS/
                               UNITED STATES   HONG KONG   TAIWAN    ELIMINATIONS   CONSOLIDATED
                               -------------   ---------   -------   ------------   ------------
Net sales....................     $17,558        $894      $34,932     $(26,583)      $26,801
                                  =======        ====      =======     ========       =======
Operating income (loss)......      (4,065)         30       (1,349)          (6)       (5,390)
                                  =======        ====      =======     ========       =======
Long-lived assets............       5,495         162           --           --         5,657
                                  =======        ====      =======     ========       =======

                                          THREE MONTHS ENDED DECEMBER 31, 1999
                                        ----------------------------------------
                                                                    ADJUSTMENTS/
                                        UNITED STATES   HONG KONG   ELIMINATIONS   CONSOLIDATED
                                        -------------   ---------   ------------   ------------
                                             (IN THOUSANDS)
Net sales.............................     $23,130       $4,012       $(3,891)       $23,251
                                           =======       ======       =======        =======
Operating income (loss)...............        (404)         462          (604)          (546)
                                           =======       ======       =======        =======
Long-lived assets.....................       4,665          133            --          4,798
                                           =======       ======       =======        =======

12. RELATED PARTY TRANSACTIONS

     As of September 30, 1999, the Company had an accounts receivable balance from ISSI-Taiwan of approximately $1,915,000. For the three months ended December 31, 1999, the Company sold approximately $520,000 of memory products to ISSI-Taiwan, in which it has approximately 43% ownership. The Company had an accounts receivable balance from ISSI-Taiwan at December 31, 1999 of approximately $1,272,000.

     As of September 30, 1999, the Company had an accounts payable balance to ISSI-Taiwan of approximately $9,231,000. The Company purchases goods and contract manufacturing services from ISSI-Taiwan. Purchases of goods and services in the three months ended December 31, 1999 were approximately $16,319,000. The Company had an accounts payable balance to ISSI-Taiwan at December 31, 1999 of approximately $11,628,000.

     As of September 30, 1999, the Company had an accounts receivable balance from NexFlash of approximately $1,291,000. For the three months ended December 31, 1999, the Company sold approximately $115,000 of memory products to NexFlash, in which it has approximately 33% ownership. In addition, the Company received approximately $42,000 in sublease income from NexFlash. The Company had an accounts receivable balance from NexFlash at December 31, 1999 of approximately $984,000.

     As of September 30, 1999, the Company had an accounts payable balance to NexFlash of $0. The Company purchases goods and services from NexFlash. Purchases of goods and services in the three months ended December 31, 1999 were approximately $18,000. The Company had an accounts payable balance to NexFlash at December 31, 1999 of approximately $18,000.

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                                3,300,000 Shares

                                      LOGO

                           -------------------------
                                   Prospectus
                               February 24, 2000
                           -------------------------

                         BANC OF AMERICA SECURITIES LLC
                                 WIT SOUNDVIEW
                       GERARD KLAUER MATTISON & CO., INC.

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